Cover Page

Name of issuer:

YSMD, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 2/2/2022

Physical address of issuer:

29 Orinda Way
536
Orinda CA 95463

Website of issuer:

collabhome.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

Common Stock
Preferred Stock
Debt
Other

If Other, describe the security offered:

Revenue Share Loan

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,022,552.00	$1,282,421.00
Cash & Cash Equivalents:	$43,501.00	$87,589.00
Accounts Receivable:	$0	$0.00
Current Liabilities:	$106,944.00	$111,982.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($143,857.00)	($164,080.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include

a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

The Company

1. Name of issuer:

YSMD, LLC

company eligibility

2. Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No

Directors of the Company

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

N/A

For three years of business experience, refer to Appendix D: Director & Officer Work History.

Officers of the Company

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Qian Wang	Chief Executive Officer	55	02/2022	Full Time
Jin Kuang	Chief Financial Officer	52	04/2023	Full Time
Xuefei Hui	Former Chief Financial Officer	53	10/2022 – 03/2023	Full Time
Alex Kou Wei Hung	Vice President	48	02/2022	Part Time – 5 hours
Joshua Lucas	Chief Operating Officer	34	02/2022	Part Time – 5 hours (1)
Gareth Vereb	Head of Product	38	06/2022	Part Time – 25 hours (1)

For three years of business experience, refer to Appendix D: Director & Officer Work History.
INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
iReam Technology Co. Ltd (Edrick Wang and Albert Wang, are the sons of Qian Wang, Collab's CEO and Chairman, and indirectly own 64.67% iREAM Technology Co., Ltd., on a fully-diluted basis).	Voting Interests in Collab (USA) Capital LLC, the Managing Member of the company.	100.0

NSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
These are the risks that relate to the company:

Risks Relating to the Structure, Operation and Performance of the Company

An investment in an offering constitutes only an investment in that Series offered and not in the company as a whole or any Underlying Assets. A purchase of Series Interests in a Series does not constitute an investment in either the company as a whole or any Underlying Assets directly, or in any other Series Interest. This results in limited voting rights of the investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, of the company, described further herein. Investors will have limited voting rights. Thus, the Managing Member and the Property Manager retain significant control over the management of the company and the Underlying Assets. Furthermore, because the Series Interests in a Series do not constitute an investment in the company as a whole, holders of the Series Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in any Underlying Assets because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Property Manager will receive a fee in respect of its management of the Property.

Liability of investors between Series. The company is structured as a Delaware series limited liability company that issues separate Series Interests for specific properties. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding Series Interests in one Series is segregated from the liability of investors holding Series Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.

If the company's series limited liability company structure is not respected, then investors may have to share any liabilities of the company with all investors and not just those who hold the same Series Interests as them and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their Series Interests or the likelihood of any distributions being made by a particular Series to its investors.

In addition, the company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the company generally where the assets of such other Series or of the company generally are insufficient to meet its liabilities.

If any fees, costs and expenses of the company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued). Although the Managing Member will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see "Description of the Business – Allocations of Expenses" section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series and therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit.

If Collab (USA) Capital LLC, our Managing Member fails to attract and retain Mr. Qian Wang, CEO of YSMD and our Managing Member's CEO, or its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer. The Managing Member's and the company's future depends, in part, on Collab's ability to attract and retain key personnel. Its future also depends on the continued contributions of Mr. Wang. Mr. Wang implemented the company's strategy to identify and invest in multi-family properties. Mr. Wang is critical to the management of the Managing Member's and the company's business and operations and the development of its strategic direction. The loss of the services of Mr. Wang's would involve significant time and expense and may significantly delay or prevent the achievement of the company's business objectives.

There is competition for time among the various entities sharing the same management team. Currently, Collab (USA) Capital LLC is the Managing Member of YSMD and each Series and is the Property Manager for this Series. YSMD expects to create more Series in the future as additional attractive student rental properties are identified. It is foreseeable that at certain times the various Series will be competing for time from the management team.

Each Series will rely on its Property Manager to manage each property. Following the acquisition of any property, the property may be managed by Collab Capital (USA) LLC. In addition, any Property Manager will be entitled to certain fees in exchange for its day-to-day operations of each property. Any compensation arrangements if Collab Capital (USA) LLC serves as the Property Manager, will be determined by YSMD sitting on both sides of the table and will not be an arm's length transaction.

If we fail to manage our growth, we may not have access sufficient personnel and other resources to operate our business and our results, financial condition and ability to make distributions to investors may suffer. We intend to establish additional Series and acquire additional student rental properties in the future. As we do so, we will be increasingly reliant on the resources of YSMD and the Property Manager to manage our properties and our company. Currently, the company has no staff and the Managing Member operates with a small staff of three full time employees and three part time employees and may need to hire additional staff. If its resources are not adequate to manage our properties effectively, our results, financial condition and ability to make distributions to investors may suffer.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a Member. Our Managing Member determines our major policies, including our policies regarding financing, growth and debt capitalization. Our Managing Member may amend or revise these and other policies without a vote of the Members. Our Managing Member's broad discretion in setting policies and our Members' inability to exert control over those policies increases the uncertainty and risks you face as a Member.

Our ability to make distributions to our Members is subject to fluctuations in our financial performance, operating results and capital improvement requirements. Currently, our strategy includes paying a distribution at least monthly to investors in the event of positive Free Cash Flow from operation of the Property. In the event of downturns in our operating results, unanticipated capital improvements to the Property, or other factors, we may be unable, or may decide not to pay distributions to our Members. The timing and amount of distributions are the sole discretion of our Managing Member who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to pay distributions.

The company has limited operating history for investors to evaluate. The company and this Series were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the company or any Series will achieve their investment objectives, the value of any properties will increase or that any Properties will be successfully monetized.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Series Interests. The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in any Series of the company would be limited to prospective effect.
For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Series Interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions would only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of

laws or regulations which have not yet been proposed, passed or made, as the case may be.

The company's financial statements include a going concern opinion. Our financial statements have been prepared assuming the company will continue as a going concern. We are newly formed and have not generated revenue from operations. We will require additional capital until revenue from operations are sufficient to cover operational costs. There are no assurances that we will be able to raise capital on acceptable terms. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. Therefore, there is substantial doubt about the ability of the company to continue as a going concern.

If the company does not successfully dispose of real estate assets, you may have to hold your investment for an indefinite period. The determination of whether to dispose of the Property is entirely at the discretion of the company. Even if the company decides to dispose of such real estate assets, the company cannot guarantee that it will be able to dispose of them at a favorable price to investors.

Competition with other parties for real estate investments may reduce the company's profitability. The company will compete with other entities engaged in real estate investment for the acquisition or sale of properties, including financial institutions, many of which have greater resources than the company. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital. Such competition could make it more difficult for the company to obtain future funding, which could affect the company's growth.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.
Our ability to satisfy our financial obligations and make expected distributions to our Members depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of the Property. These events include:

- general economic conditions;
- rising level of interest rates;
- local oversupply, increased competition or reduction in demand for student housing;
- inability to collect rent from tenants;
- vacancies or our inability to rent beds on favorable terms;
- inability to finance property development on favorable terms;
- increased operating costs, including insurance premiums, utilities, and real estate taxes;
- costs of complying with changes in governmental regulations;
- decreases in student enrollment at particular colleges and universities;
- changes in university policies related to admissions and housing; and
- changing student demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea

levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in reduced rentals at these properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions. The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for student rentals, declining real estate values, or the public perception that any of these events may occur, can result in reductions in the underlying value of any asset and result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the real estate asset.

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry. We generally lease our owned properties under 12-month leases, and in certain cases, under nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties with lease terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year during a limited leasing season that usually begins in January and ends in August of each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season, exposing us to significant leasing risk.
Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university-owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

Competition and any increased affordability of multi-family homes could limit our ability to lease our apartments or maintain or increase rents, which may materially and adversely affect us, including our financial condition, cash flows, results of operations and growth prospects. The multi-family industry is highly competitive, and we face competition from many sources, including from other multi-family apartment communities both in the immediate vicinity and the geographic market where our properties are and will be located. This could increase the number of apartments units available and may decrease occupancy and unit rental rates. Furthermore, multi-family apartment communities we invest in compete, or will compete, with numerous housing alternative in attracting residents, including owner occupied single and multi-family homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multi-family homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multi-family housing located within close proximity to universities. On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of the Property and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.

Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off- campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.

We believe that a number of other companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

A decline in general economic conditions in the markets in which each property is located or in the United States generally could lead to a lower rental rates in those markets. As a result of this trend, the company may reduce revenue, potentially resulting in losses and lower resale value of properties, which may reduce your return.

Lawsuits may arise between the company and its tenants resulting in lower cash distributions to investors. Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the company and a tenant it is likely that the company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company's investors. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us renting the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability,

of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to Members.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions. Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the company’s net income and the amount of cash available for distributions to investors.

We may incur significant costs complying with other regulations. Each Property is subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the company’s cash flows and the return on investment. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the company pays for coverage against property and casualty claims. Additionally, to the extent the company finances the acquisition of a Property, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the company’s ability to finance or refinance its properties if so required. In such instances, the company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the company may establish, the company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

Risks Related to Our Properties, Our Markets and Our Business

We are an emerging growth company organized on February 2, 2022 and have not yet commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a possibility of losing their investment. We were organized on February 2, 2022 and have not yet started operations. As a result of our start-up status we (i) have generated no revenues, (ii) will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we organized. There is nothing at this time on which to base an assumption that our business

operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for purchase, the level of our competition and our ability to attract and maintain key management and employees.

You may not receive Distributions on predictable schedule and may never receive any Distributions. Distributions will only be available to the extent there is cash flow from rentals and other operations of the properties and other investments in excess of Company expenses. Therefore, there can be no assurance as to when or whether there will be any Cash Distributions from the Company to the Members.

The profitability of the properties is uncertain. We intend to invest in properties selectively. Investment in properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these investments, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in investments include risks that the properties will not achieve anticipated rents or occupancy levels and that estimated operating expenses may prove inaccurate.

Rising expenses could reduce cash flow and funds available for future investments. Our properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future distributions to Members.

Due to economic conditions, local real estate conditions and competition for properties, the real estate we invest in may not appreciate or may decrease in value. A multi-family or commercial property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where the Property is located and in the market for multi-family space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to Members.

We may be unable to renew, repay or refinance our outstanding debt. We are subject to the risk that our indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of the Property on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make distributions to our equity holders and pay amounts due on our debt.

Changes in laws could affect our business. We are generally not able to pass through to our residents under existing leases real estate taxes, income taxes or other taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to satisfy our financial obligations and make distributions to security holders. Changes that increase our potential liability

under environmental laws or our expenditures on environmental compliance could have the same impact.

A cybersecurity incident and other technology disruptions could negatively impact our business, our relationships and our reputation. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers and our residents.
Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including residents' personal information, private information about employees, and financial and strategic information about us. As our reliance on technology increases, so have the risks posed to our systems, both internal and those we have outsourced to third party service providers. In addition, information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third-parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of residents, potential liability and competitive disadvantage, any of which could result in a material adverse effect on financial condition or results of operations.

Risks Related to the Offering

The company may not raise sufficient funds to achieve its business objectives. As identified in the Series Offering Table, for certain Series of the company, there is no minimum amount required to be raised before the company can accept your subscription for the Series Interests, and it can access the funds immediately. The company may not raise an amount sufficient for it to meet all of its objectives, including acquiring the Property. Once the company accepts your investment funds, there will be no obligation to return your funds. Even if other Series Interests are sold, there may be insufficient funds raised through this offering to cover the expenses associated with the offering or complete the purchase of the Property and the development and implementation of the company's operations. The lack of sufficient funds to pay expenses and for working capital will negatively impact the company's ability to implement and complete its planned use of proceeds.

The company's management has full discretion as to the use of proceeds from the offering. The company presently anticipates that the net proceeds from the offering will be used by us to purchase the Property and as general working capital. The company reserves the right, however, to use the funds from the offering for other purposes not presently contemplated herein but which are related directly to growing its current business. As a result of the foregoing, purchasers of the Series Interests hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend, with only limited information concerning management's specific intentions.

An investment in the Interests is highly illiquid. You may never be able to sell or otherwise dispose of your Series Interests. Since there is no public trading market for our Interests, you may never be able to liquidate your investment or otherwise dispose of your Series Interests. Potential investors should note that the Operating Agreement does not compel the Managing Member to sell all the properties, and thus, there is a risk that an investor may remain in the company indefinitely. Therefore, you should expect to keep your investment in Series Interests indefinitely.

There is no current market for the Series Interests. There is no formal marketplace for the resale of the Series Interests. These Series Interests are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Series Interests as collateral. Since the company has not established a trading forum for the Series Interests, there will be no easy way to know what the Series Interests are worth at any time.

The purchase price for the Series Interests has been arbitrarily determined. The purchase price for the Series Interests has been arbitrarily determined by the company and bears no relationship to the company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the company considered factors such as the purchase and holding costs of the Property, the company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Managing Member and general economic conditions.

You may not be able to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Series Interests, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Interests for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records and calculate the gain on any sales of the Series Interests you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Series Interests, you may be subject to tax audits and penalties.

You will not be able to hold the Series Interests in your regular brokerage account. Description of where ownership of the securities will be recorded in book-entry form on a stock transfer agent's books. These records show you as the direct owner of the Interests. In the case of publicly-traded companies, it is common for a broker to hold the securities on your behalf, in "street name" (meaning the broker is shown as the holder on the issuer's records and then you show up on the broker's records as the person the broker is holding for). Many brokers will not hold Regulation A securities for their customers, meaning that you may not be able to take advantage of the convenience of having all your holdings reflected in one place.

Risks Related to Forum Selection and Jury Waivers

Investors will be subject to the terms of the Subscription Agreement. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is part. The Subscription Agreement requires investors to indemnify and hold harmless the company, is Manager and their respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by an investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by investor to any of the foregoing in connection with this transaction. Legal conflicts relating to the Subscription Agreement will likely be heard in Delaware courts and will be governed by under Delaware law.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under

the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements. Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his, her or its legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.
If you bring a claim against the company in connection with matters arising under the Subscription Agreement or Operating Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under one of those agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.
In addition, when the Series Interests are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the Series Interests or to the transferor with regard to ownership of the Series Interests, that were in effect immediately prior to the transfer of the Series Interests, including the Subscription Agreement and the Operating Agreement.

The company's Operating Agreement and Subscription Agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against the company. The Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement, or the transactions contemplated thereby, other than matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Delaware. Our Subscription Agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the Subscription Agreement, other than matters arising under the federal securities laws, be brought in a state of federal court of competent jurisdiction located within the State of Delaware. These forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.
Jin Kuang, Gareth Vereb, Joshua Lucas and Alexander Kou Wei Hung are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

Use of Funds

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and acquisition of the Property, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

The company anticipates using the proceeds from this offering in the following manner:

Uses	Allocation After Offering Expenses for a $50,000 Raise		Allocation After Offering Expense for a $[1,200,000] Raise	
Brokerage Commissions	$	2,000	$	90,000
Net Purchase Price of Property (1)	$	39,502.50	$	957,503
Offering Expenses (2)	$	1,500	$	20,497
Operating Reserve	$	4,000	$	60,000
Acquisition Expense (3)	$	997.50	$	24,000
Sourcing Fee	$	2,000	$	48,000
Total Proceeds	**$**	50,000	$	**1,200,000**

If we raise: **$50,000**

Use of Proceeds: Net Purchase Price of Property: 79.79%

Offering Expenses: 1.71%

Wefunder Intermediary fee: 7.50%

Operating Reserve: 5.00%

Sourcing Fee: 4.00%

Acquisition Expense: 2.00%

If we raise: **$1,200,000**

Use of Proceeds: Net Purchase Price of Property: 79.79%

Offering Expenses: 1.71%

Wefunder Intermediary fee: 7.50%

Operating Reserve: 5.00%

Sourcing Fee: 4.00%

Acquisition Expense: 2.00%

YSMD Series 150 Panoramic will enter into a Purchase Agreement with YRQ Irrevocable Trust, an affiliated entity of the Managing Member, and will own 39.60% of 150 Panoramic Way LLC (the "150 Panoramic LLC"). The Agreement provides for YSMD's purchase of 150 Panoramic Way LLC at a net purchase price of $790,050 (i.e., 39.60% of the total property acquisition price of $1,995,000).

As of July 31, 2025, the property has an outstanding bank loan of $892,202 and we have raised $145,295 from our prior Reg CF offering through Dalmore. After accounting for these amounts, we require an additional $957,503 to complete the acquisition. This amount will be allocated as follows:

- $644,755 – proceeds provided to YRQ Irrevocable Trust, plus the amount aht we raised $145,295, total of $790,050 to complete the acquistion. .
- $312,748 –. an Acquisition Loan to YRQ Trust, the affiliated entity holding the remaining 60.40% ownership of the 150 Panoramic LLC, as part of its financing arrangement to complete the acquisition.

In addition to the purchase price allocation above, the Offering will incur offering-related costs and reserves, bringing the **total offering amount to $1,200,000**. The expected use of proceeds is as follows:

- **Brokerage Commissions (7.5%)** – $90,000, payable to Wefunder.
- **Acquisition Price (79.8%)** – $957,503, consisting of (i) the Acquisition Loan as described above and (ii) financing support for YRQ Irrevocable Trust as described above.
- **Operating Reserve (5.0%)** – $60,000, to fund operating expenses following the acquisition.
- **Acquisition Expenses (2.0%)** – $24,000, covering legal, title, appraisal, mortgage, inspection, and other closing costs.
- **Offering Expenses (1.7%)** – $20,497, reimbursable to the Managing Member for expenses actually incurred (capped at 3% of asset value and allocated across Series).

Sourcing Fee (4.0%) – $48,000, payable to the Managing Member, which may be waived at its sole discretion.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

Delivery & Cancellations

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior

to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor’s right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor’s funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor’s funds.

The Company’s right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. **The company will use 15% of its gross revenues** to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until **investors have received 2.0x their principal investment** (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors in the **first $250,000.00 of the fundraise will receive 2.2x their principal.** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met. Therefore, the company could potentially offer all $850,000.00 at 2.2x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

VIP Bonus

Collab - 150 Panoramic will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments

14. Do the securities offered have voting rights?

No

15. Are there any limitations on any voting or other rights identified above?

Yes: No Voting Rights

16. How may the terms of the securities being offered be modified?

Any provision of this instrument may be amended, waived or modified as follows: upon the written consent of the Borrower and either (i) the Designated Lead Investor or (ii) the holders of a majority in principal of the Notes issued in this offering by the Company.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor’s investment if the reason for the reduction is that the Company’s offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

(1)For open offerings, each row states, with respect to the given offering, the minimum and maximum number of Series Interests offered and the number of Series Interests sold as of June 1, 2024.

Series Name	Underlying Asset(s)	Offering Price per Series Interest	Minimum Subscription per Investor	Maximum Offering Size	Maximum Series Interests (1)	Initial Qualification Date (2)	Open Date (3)
Series A	1742 Spruce Street, Berkeley, CA 94709	$5	100 Units ($500)	$4,514,621	902,924	12/8/22	12/9/22
Series 2340 Hilgard	2340 Hilgard Ave, Berkeley, CA 94709	$5	20 Units ($100)	$2,402,400	480,480	8/15/23	8/17/23
Series Buttonwood 19-3	19 Buttonwood Street #3, Dorchester, MA 02125	$5	4 Units ($20)	$572,680	114,536	8/15/23	8/17/23
Series 33 Mine Street	33 Mine Street, New Brunswick, NJ. 08901	$5	60 Units ($300)	$867,258	173,452	[XX]8/21/24	8/23/24[XX]
Series Buttonwood 21-2	21 Buttonwood Street #2, Dorchester, MA 02125	$5	20 Units ($100)	$559,091	111,818	8/21/24[XX]	8/23/24[XX]
Series 150 Panoramic	150 Panoramic Way, Berkeley, CA 94704	$5	20 Units ($100)	$1,000,000	200,000	8/21/24[XX]	8/23/24 [XX]

(2)For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.

(3)For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

(4)This represents the number of securities subscribed for and sold to investors..

The following descriptions of the company's Series Interests, certain provisions of Delaware law, the Series Designation for each Series and the Operating Agreement are summaries and are qualified by reference to Delaware law, the Series Designation of the relevant Series and the Operating Agreement.

General

Title to each Underlying Asset

Title to the property comprising an Underlying Asset of a Series will be held by such Series.

Managing Member, Collab (USA) Capital LLC

Collab (USA) Capital LLC is the Managing Member of each Series.

Collab (USA) Capital LLC, is the Property Manager of each Series; provided, however, that in the discretion of the Managing Member, the Property Manager may be as otherwise stated in the Certificate of Designation for any Series.

The Managing Member may amend any of the terms of the Operating Agreement of YSMD or any Series Designation as it determines in its sole discretion. However, no amendment to the Operating Agreement may be made without the consent of the holders holding a majority of the outstanding Series Interests, that: (i) decreases the percentage of outstanding Series Interests required to take any action under the Agreement; (ii) materially adversely affects the rights of any of the members holding Series Interests (including adversely affecting the holders of any particular Series Interests as compared to holders of other Series Interests); (iii) modifies Section 11.1(a) of the Operating Agreement or gives any person the right to dissolve the company; or (iv) modifies the term of the company.

Distributions on Series Interests

Subject to Section 7.3 and Article XI of the Operating Agreement, as described in the Operating Agreement, and any Series Designation, we intend to distribute 100% of the Free Cash Flows of a Series, after reimbursing the Managing Member and the Property Manager for expenses incurred on behalf of a Series, plus accrued interest, and creating such reserves as the Managing Member deems necessary. A Series' net income, and therefore, its Free Cash Flows, will be reduced by the expenses of that Series, including the following fees paid to our Managing Member and Property Manager, unless indicated in the relevant Series Designation or property management agreement:

- Property Management Fee: We generally seek to set these fees to be comparable to prevailing market rates for the management of student housing rental properties in the relevant geographic area. Currently these fees amount to 8% of the Gross Receipts of the Series.

- Renovation Management Fee: up to 5.5% of total capital improvement cost for renovation management.

Asset Management Fee: A quarterly fee of 0.5% (2% annually) of the Asset Value of the Series.

Sourcing Fee: Any portion of the sourcing fee for the Series that is not funded by the proceeds of the Series offering and that is booked as an expenses of the Series, at the company and Managing Member's discretion. Please see "Use of Proceeds" for the sourcing fee applicable to each specific Series. up to $40,000 which may be waived by the Managing Member in its sole descrtion.

- Disposition Fee: 2% of total sales price when the Asset is sold.

We determined these fees internally without any independent assessment of comparable market fees. As a result, they may be higher than those available from unaffiliated third parties. After payment of all of the above fees, all other

cash expenses and capital expenditures by the Series, it may not generate sufficient revenue to produce any Free Cash Flows or make distribution to investors.

Distributions on Series Intersts will be applied as follows:

First, 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

Second, 20% to the Managing Member and 80% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

"Free Cash Flows" means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization of the relevant Underlying Asset (as shown on the income statement of such Series) and (iii) any depreciation of the relevant Underlying Asset (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses less (a) any capital expenditure related to the Underlying Asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, including interest payments on debt obligations and tax liabilities, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with the terms of the Operating Agreement.

"Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

We do not intend to obtain a third-party valuation of the assets of each Series to determine "Asset Value".

Restrictions on Transfer

No Transfer of any Series Interest, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion. Furthermore, no transfer of any Series Interests, whether voluntary or involuntary, will be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the company that such transfer will not, unless waived by the Managing Member:

- result in the transferee directly or indirectly owning in excess of 19.9% of the aggregate outstanding Series Interests;

- result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless the Series Interests have been registered under the Exchange Act or the company is otherwise an Exchange Act reporting company;

- cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of the Employee Retirement Income Security Act of 1974;

- adversely affect the company or such Series, or subject the company, the Series, the Managing Member or any of their respective affiliates to any additional regulatory or governmental requirements or cause the company to be disqualified as a limited liability company or subject the company, any Series, the Managing Member or any of their respective affiliates to any tax to which it would not otherwise be subject;

- require registration of the company, any Series or any Series Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or
- violate or be inconsistent with any representation or warranty made by the transferring Member.

Redemption

Members shall not have any right to resign or redeem their Series Interests from the Company; provided that (i) when a transferee of a Member's Series Interests becomes a record holder of such Interests, such transferring Member shall cease to be a Member of the company with respect to the Interests so transferred and (ii) Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with the Operating Agreement.

Voting Rights

Investors have limited voting rights, and substantial powers are delegated to our Managing Member under Section 5.1 of the company's Operating Agreement for which a vote of the Series Interest holders is not required. When submitting a matter of vote, a holder of a Series Interest, is entitled to one vote per Series Interest on any and all matters submitted for the consent or approval of members generally. No separate vote or consent of the holders of Series Interests of a specific Series shall be required for the approval of any matter, except for matters specified in the Series Designation of such Series.

For each existing Series, the affirmative vote of the holders of not less than a majority of the Series Interests of the Series then outstanding shall be required for: (a) decreases the percentage of outstanding Interests required to take any action under the Operating Agreement; (b) any amendment to the Operating Agreement (including the Series Designation) that would materially adversely affects the rights of any of the Members (including adversely affecting the holders of any particular Series of Interests as compared to holders of other series of Interests); (c) the modification any provisions of the Operating Agreement relating to or gives any person the right to dissolve the company; or (d) any modification to the term of the Company.

The affirmative vote of at least two thirds of the total votes that may be cast by all outstanding Series Interests, voting together as a class, may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the company and which has a material adverse effect the company. If the Managing Member is so removed, the members, by a plurality vote, may appoint a replacement managing member or approve the liquidation and termination of the company and each Series in accordance with the provisions of Article X of the Operating Agreement. In the event of the resignation of the Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the outstanding Series Interests shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the company until such date as a successor Managing Member is so elected.

Confidential Information

The purpose of Article XIV of the Operating Agreement is to protect confidential information of the company that would be available to Series Interest holders but not subject to disclosure under federal securities laws or otherwise publicly available. Such information would include personal information of other investors held by the company, and other information in the books and records of the company that is not public and to which a Series Interest holder requests and receives access. Note, this confidentiality obligation does not extend to disclosures which are required

by law or to which the Managing Member consents.

Reports to Members

The Managing Member must keep appropriate books and records with respect to the business of the company and each Series business. The books of the company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our Managing Member in accordance with the Internal Revenue Code.

Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member must use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

· a financial statement of each Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

· confirmation of the number of Series Interests in each Series outstanding as of the end of the most recent fiscal year; provided, that notwithstanding the foregoing, if the company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with the above requirements and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement.

Our Managing Member intends to file with the Commission periodic reports as required by applicable securities laws. Under the Securities Act, the company must update this Offering Memorandum upon the occurrence of certain events, such as asset acquisitions. The company will file updated offering circulars and offering circular supplements with the Commission. The company is also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, the company will file annual reports, semiannual reports and other information with the Commission. In addition, the company plans to provide Series Interest holders with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

The company will provide such documents and periodic updates electronically by email or made available through the company's platform.

Distribution Upon Liquidation of a Series

Subject to Article XI of the Operating Agreement and any Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed as follows:

(a) First, 100% to the Members (pro rata and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

(b) Second, 20% to the Managing Member and 80% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

As of the date of this Offering Memorandum, no series of YSMD has made any liquidation distributions.

Other Rights

Holders of Series Interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the company and no preferential rights to distributions of Series Interests.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a default event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes. Refer to Item 17.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Yes. Refer to Item 17 – Voting Rights

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As an investor in promissory notes of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Refer to Item 8 of this Form C for additional risk factors.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

See the Risk Factors described in Item 8 for a description of risks relating to a purchase of Interests.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

See Item 17.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

Yes

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Property Management Agreement

YSMD Series 150 Panormanic is expected to enter into a Property Management Agreement with Collab, the Managing Member of the company. See "The Company and Its Business – Property Management Agreement with Collab" for a description of this agreement.

Real Estate Purchase

YSMD Series 150 Panoramic will enter into a Purchase Agreement with YRQ Irrevocable Trust, an affiliated entities of the Managing Member, and will own 39.60% of 150 Panoramic Way LLC (the "150 Panoramic LLC"). The Agreement will provide for YSMD's purchase of 150 Panoramic LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000).

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company entered into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company entered into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.
Each Series is to reimburse the Manager for offering costs incurred on its behalf of up to 3% of the offering proceeds.

Due from (to) Related Parties

Related party receivable including interest receivable from Collab USA totaled $161,998 as of December 31, 2024 and $80,421 as of December 31, 2023, respectively. The receivable was $136,483 as of December 31, 2024 and $80,421 as of December 31, 2023, respectively, from the bonus shares purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering and $25,515 as of December 31, 2024 and $0 as of December 31, 2023, respectively, from accrued interest on loans.

Related party receivable from 2340 Hilgard Avenue LLC ("2340 Hilgard") totaled $9,250 as of December 31, 2024 and $0 as of December 31, 2023, respectively.

Related party payable totaled $82,263 as of December 31, 2024, of which $46,068 was due to Collab CA LLC ("Collab CA"), $17,194 due to 1742 Spruce Street LLC ("1742 Spruce"), $5,000 due to 19-21 Buttonwood (DE) LLC ("19-21 Buttonwood") and $14,000 due to 33 Mine Street LLC, respectively. As of December 31, 2024, Series A had advanced $24,000 to Series Hilgard, $27,000 to Series Buttonwood 19-3, $3,500 to Series 33 Mine, $3,000 to Series Buttonwood 21-2, $23,750 to Series 150 Panoramic, and which were eliminated in consolidation.

Related party payable totaled $107,271 as of December 31, 2023, which $67,021 was payable to Collab CA, $1,500 was payable to 1742 Spruce, $19,750 was payable to 2340 Hilgard and $19,000 was payable to 19-21 Buttonwood

(DE) LLC. As of December 31, 2023, Series A has advanced $23,000 to Series Hilgard and $23,000 to Series Buttonwood 19-3, which were eliminated in consolidation.

The reimbursement to the Manager for offering costs will be up to 3% of the asset value. Each of Collab USA, SEZ-US-1-2020 Irrevocable Trust, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood (DE) LLC is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

Loan to Related Parties

On January 22, 2024, Series A loaned $350,000 to Collab (USA) Capital LLC (the “Manager” or “Collab USA”), the Company’s managing member; Series Hilgard loaned $70,000 to Collab USA and Series Buttonwood 19-3 loaned $60,000 to Collab USA. On August 20, 2024, Series Buttonwood 19-3 loaned additional $130,000 to Collab USA. These loans bear interest of 5% per annum and are due by demand. For the year ended December 31, 2024, the Company accrued a total of $25,515 of interest income due from Collab USA, of which $16,856 was due to Series A, $3,372 due to Series Hilgard and $5,287 due to Series Buttonwood 19-3, all of which was outstanding and included in interest receivable as of December 31, 2024.

Real Estate Purchase Deposit

As of December 31, 2024, the Company made a total of $822,432 deposits to SEZ-US-1-2020 Irrevocable Trust as advance payment for the purchase of real estate assets, of which $452,609 was advanced from Series A, $82,500 advanced from Series Hilgard, $210,323 advanced from Series Buttonwood 19-3, $12,000 advanced from Series Buttonwood 21-2, $65,000 advanced from Series 33 Mine, respectively.

.

Each of Collab USA Capital LLC, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors.

Overview

YSMD, LLC, a Delaware series limited liability company formed on February 2, 2022 ("YSMD" or the "company"). YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

· not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

· being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

· being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Discussion and Analysis for the Year Ended December 31, 2024

Operating Results

Revenues:

Revenues are generated at the series level. As of December 31, 2024, no series has generated any revenues, and the underlying properties have not been acquired. The company's revenues were solely derived from rental income.

Expenses

Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

For Series A, we have incurred $108,586 in operating expenses for the year ended December 31, 2024. For Series 2340 Hilgard, we have incurred $15,375 in operating expenses for the year ended December 31, 2024. For Series Buttonwood 19-3, we have incurred $22,916 in operating expenses for the year ended December 31, 2024. For Series Buttonwood 21-2, we have incurred $128 in operating expenses for the year ended December 31, 2024. For Series 33 Mine Street we have incurred $14,153 in operating expenses for the year ended December 31,

2024. For Series 150 Panoramic Way, a series we are offering under Regulation CF, we have incurred $8,300 in operating expenses for the year ended December 31, 2024.

Series 150 Panoramic Way

For Series 150 Panoramic Way we have incurred $8,300 in operating expenses for the year ended December 31, 2024. These expenses comprised mainly from professional fees incurred of $8,250. As a result of the above, Series 150 Panoramic Way had a net loss of $8,299 for the period since inception through December 31, 2024.

Series A

For Series A, we have incurred $108,586 in operating expenses for the year ended December 31, 2024 as compared to $113,417 for the year ended through December 31, 2023. Operating expenses were partially offset by interest income of $16,897. The decrease in operating expenses was primarily due to (i) a decrease in agency fees from $32,259 for the year ended December 31, 2023 to $20,003 for the year ended December 31, 2024; (ii) a decrease in filing fees from $12,739 for the year ended December 31, 2023 to $7,687 for the year ended December 31, 2024, offset by an increase (iii) in legal fees from $25,410 for the year ended December 31, 2023 to $38,232 for the year ended December 31, 2024. As a result, Series A experienced a net loss of $91,689 for the year ended December 31, 2024, as compared with a net loss of $113,417 in the prior year.

Series 2340 Hilgard

For Series 2340 Hilgard, we have incurred $15,375 in operating expenses for the year ended December 31, 2024 as compared to $ $32,862 for the period since inception through December 31, 2023. The decrease in operating expenses was primarily due to (i) a decrease in accounting and auditing fees from $29,500 for the year ended December 31, 2023 to $14,000 for the year ended December 31, 2024, and (ii) a decrease in filing fees from $3,362 for the year ended December 31, 2023 to $0 for the year ended December 31, 2024. Operating expenses were partially offset by interest income of $3,392. As a result, Series 2340 Hilgard experienced a net loss of $11,983 for the year ended December 31, 2024, as compared with a net of $32,862 in the prior year.

19-3 Buttonwood

For Series Buttonwood 19-3, we have incurred $22,916 in operating expenses for the year ended December 31, 2024 as compared to $17,801 in operating expenses for the period since inception through December 31, 2023. The increase in operating expenses was primarily due to (i) an increase in accounting and auditing fees from $14,500 for the period since inception through December 31, 2023 to $22,500 for the year ended December 31, 2024, offset by (ii) a decrease in filing fees from $3,246 for the period since inception through December 31, 2023 to $0 for the year

ended December 31, 2024. Operating expenses were partially offset by interest income of $5,306. As a result, Series Buttonwood 19-3 experienced a net loss of $17,610 for the year ended December 31, 2024, almost flat compared to the prior year.

Series Buttonwood 21-2

For Series Buttonwood 21-2, we have incurred $128 in operating expenses for the period since inception through December 31, 2024. As a result of the above, Series Buttonwood 21-2 had a net loss of $126 for the period since inception through December 31, 2024.

Series 33 Mine Street

For Series 33 Mine Street, we have incurred $14,153 in operating expenses for the period since inception through December 31, 2024. These expenses comprised mainly from professional fees incurred of $14,000. As a result of the above, Series 33 Mine Street had a net loss of $14,150 for the period since inception through December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2024, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of December, 2024 are as follows:

Series	**Related Party Accounts Payable**
Series A	$59,013
Series 2340 Hilgard	$28,250
Series Buttonwood 19-3	$32,000
Series Buttonwood 21-2	$3,000
Series 33 Mine Street	$17,500
Series 150 Panoramic Way	$23,750
Eliminated in consolidation	$(81,250)
Total	$82,263

As of December 31, 2024, each of our series has documented deferred offering costs as an asset as follows:

Series	Deferred Offering Costs
Series A	$77,521
Series 2340 Hilgard	$25,000
Series Buttonwood 19-3	$25,000
Series Buttonwood 21-2	$2,500
Series 33 Mine Street	$2,500
Series 150 Panoramic Way	$15,000
Total	$147,521

As of December 31, 2024, Series 150 Panoramic Way has recorded cash of $124, subscriptions receivable of $105,080. YSMD Series 150 Panoramic expects to complete the acquisition of their respective properties during the fourth quarter of 2026.

As of December 31, 2024, Series A has recorded cash of $21,887, subscriptions receivable of $4,150, and $125,412 due from related paries. Series A expect to complete the acquisition of their respective properties during the second quarter of 2025.

As of December 31, 2024 Series Hilgard has recorded cash of $5,990, subscriptions receivable of $6,380, and $9,250,due from related parties. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the second quarter of 2025.

Series Buttonwood 19-3 has recorded cash of $4,565, subscriptions receivable of $4,075 and $92,321 due from related partyies YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the second quarter of 2025.

Series Buttonwood 21-2 has recorded cash of 5,253, subscriptions receivable of $11,715. YSMD Series Buttonwood 21-2 expects to complete the acquisition of their respective properties during the fourth quarter of 2026.

Series 33 Mine Street has recorded cash of 5,682, and subscriptions receivable of $65,450. YSMD Series 33 Mine Street expects to complete the acquisition of their respective properties during the fourth quarter of 2026.

We intend to purchase 1742 Spruce, 2340 Hilgard, Buttonwood 19-3, Buttonwood 21-2, and 33 Mine Street with the proceeds of each of the Series 1742 Spruce, Series 2340 Hilgard, Series Buttonwood 19-3, Series Buttonwood 21-2, Series Buttonwood 33 Mine offerings, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's and each Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

Discussion and Analysis for the Year Ended December 31, 2023

Operating Results

Revenues:

Revenues are generated at the series level. As of December 31, 2023, no series has generated any revenues, and the underlying properties have not been acquired. The company's revenues were solely derived from rental income.

Expenses

Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

For Series A, we have incurred $113,417 in operating expenses for the year ended December 31, 2023. For Series 2340 Hilgard, we have incurred $32,862 in operating expenses for the year ended December 31, 2023. For Series Buttonwood 19-3, we have incurred $17,801 in operating expenses for the year ended December 31, 2023.

Series A

For Series A, we have incurred $113,417 in operating expenses for the year ended December 31, 2023 as compared to $42,116 for the period since inception through December 31, 2022. The increase in operating expenses was primarily due to an (i) increase in professional fees from $42,116 for the period since inception through December 31, 2022 to $68,660 for the year ended December 31, 2023; (ii) an increase in agency fees from $0 for the period since inception through December 31, 2022 to $32,018 for the year ended December 31, 2023 and (iii) in filing fees from $0 for the period since inception through December 31, 2022 to $12,739 for the year ended December 31, 2023. As a result of the above, Series A has net loss of $113,417 for the year ended December 31, 2023 and $42,116 for the period since inception through December 31, 2022.

Series 2340 Hilgard

For Series 2340 Hilgard, we have incurred $32,862 in operating expenses for the period since inception through December 31, 2023. These expenses comprised mainly from professional fees incurred of $29,500 and filing fees of $3,362. As a result of the above, Series 2340 Hilgard has net loss of $32,862 for the period since inception through December 31, 2023.

19-3 Buttonwood

For Series 19-3 Buttonwood, we have incurred $17,801 in operating expenses for the period since inception through December 31, 2023. These expenses comprised mainly from professional fees incurred of $14,500 and filing fees of $3,246. As a result of the above, Series 19-3 Buttonwood has net loss of $17,801 for the period since inception through December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2023, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of December, 2023 are as follows:

Series	Related Party Accounts Payable
A	$47,778

Series 2340 Hilgard	$60,247
Series Buttonwood 19-3	$45,246
Eliminated in consolidation	$(46,000)
Total	$107,271

As of December 31, 2023, each of our series has documented deferred offering costs as an asset as follows:

Series	**Deferred Offering Costs**
A	$77,520
Series 2340 Hilgard	$25,000
Series Buttonwood 19-3	$25,000
Total	$127,520

As of December 31, 2023, Series A has recorded cash of 84,341, subscriptions receivable of $714,742, and due from related party $64,587. Series A expect to complete the acquisition of their respective properties during the second quarter of 2025.

As of December 31, 2023, Series Hilgard has recorded cash of 1,686 and subscriptions receivable of $157,084. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the second quarter of 2025. Series Buttonwood has recorded cash of 1,562, subscriptions receivable of $117,065 and due from related party of $61,834. YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the fourth quarter of 2024.

We intend to purchase 1742 Spruce, 2340 Hilgard, Buttonwood 19-3 with the proceeds of each of the Series 1742 Spruce, Series 2340 Hilgard, Series Buttonwood 19-3 offerings, respectively.\

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Going Concern

The company's financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company's accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company's control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company's financial condition and the results of its operations.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Qian Wang, certify that:

(1) the financial statements of YSMD, LLC included in this Form are true and complete in all material respects ; and
(2) the financial information of YSMD, LLC included in this Form reflects accurately the information reported on the tax return for YSMD, LLC filed for the most recently completed fiscal year.

Qian Wang

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? **No**
ii. involving the making of any false filing with the Commission? **No**
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? **No**
ii. involving the making of any false filing with the Commission? **No**
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
    A. association with an entity regulated by such commission, authority, agency or officer? **No**
    B. engaging in the business of securities, insurance or banking? **No**
    C. engaging in savings association or credit union activities? **No**
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? **No**
ii. places limitations on the activities, functions or operations of such person? **No**
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? **No**
ii. Section 5 of the Securities Act? **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://collabhome.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Rev Share Agreement Payback Multiple
- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alexander Kou Wei Hung
- Bei Zhang
- Gareth Vereb
- Jin Kuang
- Joshua Lucas
- Qian Wang

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

YSMD, LLC

By

CEO: Qian Wang

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

CEO: Qian Wang
08 / 20 / 2025

CFO: Jin Kuang
08 / 21 / 2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable.

THE COMPANY AND ITS BUSINESS

YSMD, LLC, a Delaware series limited liability company formed on February 2, 2022. YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of- entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The company intends to establish separate Series for the holding of student housing rental properties to be acquired by the company, although the company may invest in other types of properties as set forth herein. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the "Underlying Asset(s)"), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under "The Company's Business – Allocations of Expenses."

Collab (USA) Capital LLC (or "Collab") will serve as the property manager responsible for managing each Series' Underlying Assets (the "Property Manager") as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series' Underlying Assets.

Collab is an affiliate of YSMD. As discussed in further in the Operating Agreement of YSMD, Collab is the Managing Member of YSMD. Collab was incorporated in the State of Delaware on February 14, 2022. YSMD is a real estate investment platform that allows individual investors to have direct access to quality student housing rental estate investment opportunities and invest in individual student rental properties. Neither the company, Collab or their affiliates has previously conducted any offerings of securities.

Intended Business Process

We have commenced only limited operations, exclusively focused on organizational matters in connection with this offering. We intend on generating revenues from rents to tenants for student housing, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties. We have no plans to change our business activities or to combine with another

business, and we are not aware of any events or circumstances that might cause our plans to change. The company does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

Generally, the company and Collab intend to arrange for the purchase of a specific student housing rental property either directly by the Series or by one of its parent companies, as described below:

If one of its parent or affiliated companies purchased the property directly, then, after the relevant Series has obtained sufficient financing, which may include an Acquisition Loan from our Managing Member, it would sell the property to that Series for the greater of (i) an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by such parent company prior to the sale to the Series; and (ii) an amount equal to market valuation determined by company's Managing Member in its sole discretion.

In cases where Collab identifies and intends to have the Series purchase that property directly from a third party seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with mortgage or other third party financing. The company generally expects to set a minimum offering amount for each Series such that the net proceeds would be sufficient to finance the net purchase of the Underlying Assets (less third party financing), plus closing and any loan costs and expected repairs, renovations or furnishings. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Collab or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

Property Overview

YSMD -Series 150 Panoramic

On July 1, 2024 YSMD established YSMD Series 150 Panoramic for the purpose of acquiring 150 Panoramic Way LLC, a California limited liability company ("150 Panoramic"), whose primary asset is 150 Panoramic Way, Berkeley, CA 94704 ("150 Panoramic Property"). YSMD Series 150 Panoramic will enter into a Purchase Agreement (the "Agreement") with YRQ Irrevocable Trust. The Agreement will provide for YSMD's purchase of 150 Panoramic Way LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000. The seller of 150 Panoramic are affiliated parties and the property was as a student rental property. See "Related Party Transactions – Existing Transactions – Real Estate Purchase".

Series 150 Panoramic

Address of Property: 150 Panoramic Way Berkeley, CA 94704

Type of Property: Multifamily

Square Foot: 3,449

Lot Size (in acreage): 0.17

Number of Units: 5

Configuration: 9 bedrooms, 5 bathrooms

Historical Occupancy for 2023-2024 (leased beginning December 2023): 100%

Capital improvements expected to be made: 0

Total expected to be spent on capital improvements: 0

Total expected to be spent on furnishings and other expenses to prepare the property for rental: $0

Debt on the property: $0

Monthly interest expense on expected debt: $0

Property listing: The property will be managed as a student rental and will be listed on national and local rental sites.

Sale of Property: No approval from the YSMD Series 150 Panoramic holders is required in the event the company decides to sell the property. The determination of when the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Managing Manager may determine that it is in the interests of shareholders to sell the Property.

Property Management Agreement with Collab (USA) (Capital) LLC

Collab is expected to serve as the Property Manager responsible for managing the Underlying Asset of Series 150 Panoramic. However, the company may choose to enter into agreements with third-parties to manage the Series' Underlying Asset . The terms of each Property Management Agreement are as set forth below as applicable to all series of YSMD.

Authority: The Property Manager shall have sole authority and complete discretion over the care, custody, maintenance and management of the applicable Underlying Asset for the Series and may take any action that it deems necessary or desirable in connection with each Underlying Asset, subject to the limits set for in the Agreement (generally acquisition of any asset or service for an amount equal to or greater than 1% of the value of the relevant Underlying Asset individually, or 3% of such value in the aggregate requires approval of the Managing Member).

Delegation: The Property Manager may delegate all or any of its duties. The Property Manager shall not have the authority to sell, transfer, encumber or convey any Underlying Asset.

Performance of Underling Assets: The Property Manager gives no warranty as to the performance or profitability of the Underlying Asset or as to the performance of any third party engaged by the Property Manager hereunder.

Assignment: No Property Management Agreement may be assigned by either party without the consent of the other party.

Compensation and Expenses: The Series will pay, monthly, a property management fee to the Property Manager, equal to a percentage (as set forth below) of the Gross Receipts received by the Series during the immediately preceding month.

"Gross Receipts" means (i) receipts from the short-term or long-term rental of the Underlying Asset; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Asset or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants' security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

The Series will also pay a renovation management fee, as applicable, to the Property Manager equal to a percentage (as set for the below) of the total capital improvement costs for renovation management.

The Series will also pay a disposition fee to the Property Manager equal to a percentage (as set forth below) of the total sales price when the Underlying Asset is sold.

The Series will bear all expenses of the applicable Underlying Asset and shall reimburse the Property Manager for any such expenses paid by the Property Manager on behalf of the applicable Series together with a reasonable rate of interest.

Duration and Termination: Each Property Management Agreement shall expire one year after the date on which the applicable Underlying Asset has been liquidated and the obligations connected to such Underlying Asset (including, without limitation, contingent obligations) have terminated, or earlier if Collab is removed as the Managing Member of the Series.

Allocations of Expenses

If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) generally in proportion to the Asset Value of the various Series. "Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

Once such fees, costs or expenses have been allocated in accordance with the Manager's allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its pre-allocation payment of such expenses. For example, generally, we expect that the costs of repairs, furnishings and capital expenditures for a particular property will be applicable to and incurred solely by the relevant Series which owns such property. Similarly, property management fees and other contractual obligations under the

Property Management Agreement for a specific Series, and the asset management fees charged by our Managing Member will be obligations solely of the relevant Series. In contrast and for example, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of the Series. Such expenses will be allocated among and reimbursed by all Series established by YSMD once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific

Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See "Risk Factors – Liability of investors between Series.

The Student Housing Industry

Student housing is broadly defined to include housing designed to accommodate students enrolled in either full-time or part-time post-secondary, public, and private four-year colleges and universities, including those that offer advanced degrees. The student housing market generally does not seek to address the housing needs of students enrolled in two-year community colleges and technical colleges, as these institutions do not generate sufficient and consistent demand for student housing.

Overall, the student housing market has certain unique characteristics that distinguish it from other segments of the housing market. First, purpose-built student housing is aimed only at those persons enrolled in college and not at the general population of renters. Second, the leasing cycle for student housing properties is defined by the academic calendar, which results in a finite leasing window and relatively low month-to-month turnover following the start of the academic year. Finally, student housing properties are designed to accommodate and appeal to the college lifestyle, which is significantly different from the lifestyle of a typical multi-family renter.

There are two general types of student housing: (i) on campus and (ii) off-campus. On-campus housing is generally owned and operated by educational institutions or in a joint venture via public or private partnerships and is located on school property near or adjacent to classroom buildings and other campus facilities. On campus student housing is typically a dormitory with dining halls designed for first year students or for graduate students. Off-campus housing is generally owned and operated by private investors and is located in close proximity to campus (i.e., generally within a two-mile radius of the campus). There are three types of off-campus student housing properties:

(i) student competitive, (ii) conventional market rate and (iii) purpose-built. Student competitive apartments are traditional apartment projects that happen to be close to campus. Market rate apartments are typically properties within driving distance, occupied by students who choose to commute. Purpose-built student housing refers to off-campus housing that is specifically designed and constructed as an amenities-rich property with a view towards accommodating the unique characteristics of the student-resident. While purpose-built student housing is classified as a multi-family housing product, it is significantly different from and more specialized than traditional market rate multi-family housing products, which are offered to the broader pool of multi-family renters.

Unlike multi-family housing where apartments are leased by the unit, student housing properties are typically leased by the bed on an individual lease liability basis. Individual lease liability can limit each resident's liability to his or her own rent without liability for a roommate's rent. A parent or guardian will be required to execute each lease as a

guarantor unless the resident provides adequate proof of income. The number of lease contracts will therefore be equivalent to the number of beds occupied instead of the number of apartment units rented.

Student housing is a niche property type that has its own set of inherent issues, which are usually addressed by proactive property management. Student housing is seasonal. The most common way to smooth out seasonality is by writing 12 month leases as opposed to leases tied to school year periods. While this lease structure assists in stabilizing annual cash flow, the vast majority of beds still turn over at the same time at the end of the school year.

This is followed by a short window of time to address and complete maintenance before the next school cycle. Leasing for the upcoming academic year typically commences in the first semester with a “push” for renewals through December 31 and then marketing to new students at the beginning of the year and ending by late August. Failure to lease-up or correct deferred maintenance during this leasing period can be costly to the property with an entire year’s tenancy and cash flow in jeopardy. We anticipate that substantially all of our leases will commence in August and terminate on the last day of July. These dates coincide with the commencement of the universities’ fall academic term and typically terminate at the completion of the subsequent summer school session. Other than renewing student-residents, we will be required to substantially re-lease each property each year, resulting in significant turnover in our student-resident population from year to year.

Notwithstanding the impact of the COVID-19 pandemic, college and university enrollment has been growing across the U.S. in recent years, creating a significant need for safe, affordable, and accessible student housing at both public and private institutions. Not all of this housing can be on-campus and institution-financed. Institutions are now evaluating the merits of internal financing, either through use of their endowment or issuance of general obligation bonds or joint venture using a public or private partnership program. While institutions evaluate the market, opportunities exist for off campus private development and financing of student housing. The bureaucratic constraints on public institutions can afford private developers an additional advantage. In addition to increasing enrollment figures, the demand for student housing is driven by several market factors, including the needs of Generation Z (those born between 1995 and 2010), proximity to campus, continued demand, investment performance, and investor interest.

Market Trends

The following represents trends in the student housing market:

- New supply has been declining over the last several years, and 2022 new supply is expected to be at the lowest levels in over a decade (Source: American Campus Communities, March 2022 (Citibank Investors Presentation).

- Public 4-year universities have averaged 1.6% annual enrollment growth since 1970 and have continued at these levels since the Great Recession (Source: Student Housing State of the Market. CBRE, June 2020).

- The country's 175 largest universities can provide on-campus accommodations for only 21.5% of undergraduates (Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017).

- Student housing properties are categorized as a subset of multi-family properties, which are considered less volatile than other real estate asset classes (Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017).

Competition

The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the student housing industry are location, rental rates, suitability of the property's design and the manner in which the property is operated and marketed. We believe we will compete successfully on these bases.

Many of our competitors are larger and have substantially greater resources than we do. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than us.

Plan of Operations

YSMD intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such asself-storage, warehouse and industrial, office, and retail properties.

The company chooses properties based on large-scale historical and marketing data and 56 years of combined real-estate experiences from our team's real-estate experts. The company focuses on student housing properties in close proximity to campus with high barriers to entry (e.g. strict zoning law and high construction costs). The company primarily focuses on owning properties serving "thriving universities" (e.g. those with competitive admission rates, high education score, and high endowments per student).6

As part of our plan of operations, we intend to execute the following milestones over the course of the next 12 months:

- Continue to focus on three geographical markets that have robust off-campus student housing demand, including Berkeley, CA (UC Berkeley), New Brunswick, NJ (Rutgers University), and Boston, MA (University of Massachusetts).

- Improve investor management platform for better information exchange, investment experience, and customer service.

- Reach 10,000 active investors with both online marketing channels and offline events.

Employees

YSMD currently has 0 full-time employees and 0 part-time employees.

Collab, as the Managing Member of the company, the Property Manager of the company and of each of the Series, currently has three full-time and three part-time employees, including its Chairman and CEO, Qian Wang, all of whom work remotely.

Intellectual Property

None

Regulation

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. Regulations applicable to our business are described below.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers.

Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Tenant Rights and Fair Housing Laws

Various states have enacted laws, ordinances and regulations protecting the rights of housing tenants. Such laws may require us, our affiliated Property Manager, our third party managers or other operators of our student housing properties to comply with extensive residential landlord requirements and limitations.

Litigation

The company is not a party to any current litigation.

The Company's Property

The company's Managing Member currently leases our office at 29 Orinda Way, #536, Orinda, CA. 95463. The company has its registered office address at 16192 Coastal Highway, Lewes, Delaware 19958.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT

(Promissory Note)

Date of Loan:
[EFFECTIVE DATE]

Amount of Loan:
$[INVESTMENT AMOUNT]

City and State of Lender:
,

Payment Start Date:

For value received YSMD, LLC, a limited liability company (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions**.
   a. "***Designated Lead Investor***" means a holder of a Note who is designated by the Company as the Designated Lead Investor, and which such holder has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions of Section 13.
   b. "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.
   c. "***Major Lender***" means a holder of a Note if the Principal Sum of such Note is equal to or greater than $25,000.
   d. "***Measurement Period***" means the period of time with respect to which a payment is made.
   e. "***Note***" means this Note and any other promissory note issued by the Company in the crowdfunding offering. "***Notes***" means all of the Notes issued in the crowdfunding offering of which this Note is a part.
   f. "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.
   g. "***Pro-Rata Share***" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.
   h. "***Proxy***" has the meaning provided in Section 13(b).
   i. "***Repayment Amount***" means amount that is **2.2x** the amount of the Loan.
   j. "***Revenue Percentage***" means **15.0**%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.
2. **Basic Terms**.
   a. **Group of Revenue Loans**. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.
   b. **When Paid in Full**. The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.
   c. **Interest Rate**. The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.
3. **Payments**.
   a. **Quarterly Payments**. Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full; *provided, however*, that at any time the Company may defer up to **1** of such payments upon notice to Lender (each, a "***Permitted Deferral***").
   b. **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.
   c. **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.
   d. **Place of Payment.** All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender, [INVESTOR NAME], unless another place of payment shall be specified in writing by Lender.
   e. **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.
4. **Prepayment**. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the

Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Wefunder to be shared ratably with the other investors.

7. **Unsecured Note & Liquidation Priority.** This Note shall be unsecured. In a Liquidity Event or Dissolution Event, this Note is intended to operate such that Lender is an unsecured general creditor, with right of payment junior to senior debt and senior to any equity payments, as follows:

    a. Junior to payment of outstanding senior indebtedness;

    b. Pari passu with other outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock of the Company); and

    c. Senior to payments for SAFEs and capital stock of the Company

8. **Company Representations**

    a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

    b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

    c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

    d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Lender Representations**

    a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

    b. If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

    a. Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

    b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

    c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to

take possession, custody or control of any property of Borrower.

d. Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering.In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. **Subordination**. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

a. **Insolvency Proceedings.** If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

b. **Default on Senior Indebtedness**. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section during any 365-day period.

c. **Further Assurances**. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

d. **Subrogation**. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 12) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

e. **No Impairment**. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

f. **Lien Subordination**. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

g. **Applicability of Priorities.** The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties

hereto.

h. **Reliance of Holders of Senior Indebtedness**. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.]

13. **Irrevocable Proxy**.

a. If the Lender is not a Major Lender, the Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 13(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final payment. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 13(a) and Section 13(b) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

b. If the Lender is not a Major Lender:

i. Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor, in his or her capacity as the Lender's true and lawful proxy and attorney pursuant to Section 13(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Lender otherwise exist against the Proxy. The Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of loan). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Lender or otherwise. The Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

ii. A decision, act, consent or instruction of the Proxy constitutes a decision of the Lender and is final, binding and conclusive upon the Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

14. **Waiver**. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

15. **Amendments**. Any provision of this instrument may be amended, waived or modified as follows: upon the written consent of the Borrower and either (i) the Designated Lead Investor or (ii) the holders of a majority in principal of the Notes issued in this offering by the Company.

16. **Notice**. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

17. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the state in which the Borrower is domiciled, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

18. **Successors and Assigns**. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

19. **No Stockholder Rights**. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to

stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

20. **Tax Withholding**. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

21. **Not Effective Until Acceptable by Borrower**. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BORROWER:

YSMD, LLC

By: *Founder Signature*
Name: Qian Wang
Title: Founder/Chairman

LENDER:

[INVESTOR NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title:

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

☐ Accredited Investor
☐ Unaccredited Investor

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT

(Promissory Note)

Date of Loan:
[EFFECTIVE DATE]

Amount of Loan:
$[INVESTMENT AMOUNT]

City and State of Lender:
,

Payment Start Date:

For value received YSMD, LLC, a limited liability company (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions**.
   a. "***Designated Lead Investor***" means a holder of a Note who is designated by the Company as the Designated Lead Investor, and which such holder has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions of Section 13.
   b. "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.
   c. "***Major Lender***" means a holder of a Note if the Principal Sum of such Note is equal to or greater than $25,000.
   d. "***Measurement Period***" means the period of time with respect to which a payment is made.
   e. "***Note***" means this Note and any other promissory note issued by the Company in the crowdfunding offering. "***Notes***" means all of the Notes issued in the crowdfunding offering of which this Note is a part.
   f. "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.
   g. "***Pro-Rata Share***" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.
   h. "***Proxy***" has the meaning provided in Section 13(b).
   i. "***Repayment Amount***" means amount that is **2.0x** the amount of the Loan.
   j. "***Revenue Percentage***" means **15.0**%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.
2. **Basic Terms**.
   a. **Group of Revenue Loans**. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.
   b. **When Paid in Full**. The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.
   c. **Interest Rate**. The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.
3. **Payments**.
   a. **Quarterly Payments**. Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full; *provided, however*, that at any time the Company may defer up to **1** of such payments upon notice to Lender (each, a "***Permitted Deferral***").
   b. **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.
   c. **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.
   d. **Place of Payment.** All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender, [INVESTOR NAME], unless another place of payment shall be specified in writing by Lender.
   e. **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.
4. **Prepayment**. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the

Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Wefunder to be shared ratably with the other investors.

7. **Unsecured Note & Liquidation Priority.** This Note shall be unsecured. In a Liquidity Event or Dissolution Event, this Note is intended to operate such that Lender is an unsecured general creditor, with right of payment junior to senior debt and senior to any equity payments, as follows:

   a. Junior to payment of outstanding senior indebtedness;

   b. Pari passu with other outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock of the Company); and

   c. Senior to payments for SAFEs and capital stock of the Company

8. **Company Representations**

   a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

   d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Lender Representations**

   a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   b. If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

    a. Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

    b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

    c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to

take possession, custody or control of any property of Borrower.

d. Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering.In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. **Subordination**. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

a. **Insolvency Proceedings.** If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

b. **Default on Senior Indebtedness**. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section during any 365-day period.

c. **Further Assurances**. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

d. **Subrogation**. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 12) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

e. **No Impairment**. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

f. **Lien Subordination**. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

g. **Applicability of Priorities.** The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties

hereto.

h. **Reliance of Holders of Senior Indebtedness**. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.]

13. **Irrevocable Proxy**.

a. If the Lender is not a Major Lender, the Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 13(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final payment. The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 13(a) and Section 13(b) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

b. If the Lender is not a Major Lender:

i. Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor, in his or her capacity as the Lender's true and lawful proxy and attorney pursuant to Section 13(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Lender otherwise exist against the Proxy. The Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of loan). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Lender or otherwise. The Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

ii. A decision, act, consent or instruction of the Proxy constitutes a decision of the Lender and is final, binding and conclusive upon the Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

14. **Waiver**. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

15. **Amendments**. Any provision of this instrument may be amended, waived or modified as follows: upon the written consent of the Borrower and either (i) the Designated Lead Investor or (ii) the holders of a majority in principal of the Notes issued in this offering by the Company.

16. **Notice**. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

17. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the state in which the Borrower is domiciled, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

18. **Successors and Assigns**. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

19. **No Stockholder Rights**. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to

stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

20. **Tax Withholding**. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

21. **Not Effective Until Acceptable by Borrower**. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BORROWER:

YSMD, LLC

By: *Founder Signature*
Name: Qian Wang
Title: Founder/Chairman

LENDER:

[INVESTOR NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title:

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

☐ Accredited Investor
☐ Unaccredited Investor

YSMD, LLC

(A Delaware Series LLC)

Consolidated and Consolidating Financial Statements

As of December 31, 2024, and 2023, for the years then ended

To the Members of
YSMD LLC
Lewes, Delaware

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of YSMD, LLC (the "Company") on a consolidated basis, which comprise the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. We have audited the accompanying financial statements of each listed Series of the Company, which comprise each listed Series' balance sheets as of December 31, 2024 and 2023, the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended for each listed Series, and the related notes to each listed Series' financial statements.

In our opinion, the consolidated financial statements and each Series' financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, the financial position of each listed Series as of December 31, 2024 and 2023, the results of the Company's consolidated operations and its cash flows for the years then ended, and the results of each listed Series' operations and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements section of our report. We are required to be independent of the Company and each listed Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's and Each Listed Series' Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series' financial statements have been prepared assuming that the Company and each listed Series will continue as a going concern. As described in Note 5 to the consolidated financial statements, the Company and each listed Series has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements and each listed Series' financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements and Each Series' Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements and each listed Series' financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and each listed Series' financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series' financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole as of December 31, 2024 and 2023 and for the years then ended, and each listed Series' financial statements as of December 31, 2024 and 2023 and for the years then ended, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements and each listed Series' financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and each listed Series' financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control or each listed Series' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements and each listed Series' financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 25, 2025

INDEX

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS									
Current assets:									
Cash	$ -	$ 21,887	$ 5,990	$ 4,565	$ 5,253	$ 5,682	$ 124	$ -	$ 43,501
Subscriptions receivable	-	4,150	6,380	4,075	11,715	65,450	105,080	-	196,850
Deposit	-	31,000	-	-	-	-	-	-	31,000
Interest receivable, related party	-	16,856	3,372	5,287	-	-	-	-	25,515
Due from related party	-	125,412	9,250	92,321	-	-	-	(81,250)	145,733
Loans to related party	-	350,000	70,000	190,000	-	-	-	-	610,000
Deferred offering costs	-	77,521	25,000	25,000	2,500	2,500	15,000	-	147,521
Total current assets	-	**626,826**	**119,992**	**321,248**	**19,468**	**73,632**	**120,204**	**(81,250)**	**1,200,120**
Investment properties:									
Real estate purchase deposit	-	452,609	82,500	210,323	12,000	65,000	-	-	822,432
Less: Accumulated depreciation	-	-	-	-	-	-	-	-	-
Total investment properties at cost, net	-	**452,609**	**82,500**	**210,323**	**12,000**	**65,000**	-	-	**822,432**
Total Assets	**$ -**	**$ 1,079,435**	**$ 202,492**	**$ 531,571**	**$ 31,468**	**$ 138,632**	**$ 120,204**	**$ (81,250)**	**$ 2,022,552**
LIABILITIES AND MEMBERS' EQUITY									
Current liabilities:									
Accounts payable	$ -	$ 18,540	$ 1,916	$ 2,721	$ 138	$ 811	$ 556	$ -	$ 24,682
Due to related parties	-	59,013	28,250	32,000	3,000	17,500	23,750	(81,250)	82,263
Total current liabilities	-	77,553	30,166	34,720	3,138	18,311	24,306	(81,250)	106,944
Long-term liabilities:									
Mortgage payable	-	-	-	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-	-	-	-
Total liabilities	-	**77,553**	**30,166**	**34,720**	**3,138**	**18,311**	**24,306**	**(81,250)**	**106,944**
Members' equity:									
Members' contributions	-	1,342,951	229,241	554,799	28,827	136,546	105,080	-	2,397,444
Accumulated deficit	-	(341,069)	(56,915)	(57,948)	(497)	(16,225)	(9,182)	-	(481,836)
Total members' equity	-	**1,001,882**	**172,326**	**496,851**	**28,330**	**120,321**	**95,898**	-	**1,915,608**
Total Liabilities and Members' Equity	**$ -**	**$ 1,079,435**	**$ 202,492**	**$ 531,571**	**$ 31,468**	**$ 138,632**	**$ 120,204**	**$ (81,250)**	**$ 2,022,552**

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS						
Current assets:						
Cash	$ -	$ 84,341	$ 1,686	$ 1,562	$ -	$ 87,589
Subscriptions receivable	-	712,742	157,084	117,065	-	986,891
Due from related party	-	64,587	-	61,834	(46,000)	80,421
Deferred offering costs	-	77,520	25,000	25,000	-	127,520
Total current assets	-	**939,190**	**183,770**	**205,461**	**(46,000)**	**1,282,421**
Investment properties:						
Investment properties at cost:	-	-	-	-	-	-
Less: accumulated depreciation	-	-	-	-	-	-
Total investment properties at cost, net	-	-	-	-	-	-
Total Assets	**$ -**	**$ 939,190**	**$ 183,770**	**$ 205,461**	**$ (46,000)**	**$ 1,282,421**
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)						
Current liabilities:						
Accounts payable	$ -	$ 3,479	$ 700	$ 532	$ -	$ 4,711
Due to related parties	-	47,778	60,247	45,246	(46,000)	107,271
Total current liabilities	-	51,257	60,947	45,778	(46,000)	111,982
Long-term liabilities:						
Mortgage payable	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-
Total liabilities	-	**51,257**	**60,947**	**45,778**	**(46,000)**	**111,982**
Members' equity (deficit):						
Members' contributions	-	1,066,797	157,100	178,854	-	1,402,751
Accumulated deficit	-	(178,864)	(34,277)	(19,171)	-	(232,312)
Total members' equity / (deficit)	-	887,933	122,823	159,683	-	1,170,439
Total Liabilities and Members' Equity / (Deficit)	**$ -**	**$ 939,190**	**$ 183,770**	**$ 205,461**	**$ (46,000)**	**$ 1,282,421**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD 150 Panoramic Way LLC	Consolidated Total - YSMD, LLC
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operating expenses:								
Advertising and marketing	-	3,694	-	-	-	-	-	3,694
General and administrative	-	104,892	15,375	22,916	128	14,153	8,300	165,764
Total expenses	-	108,586	15,375	22,916	128	14,153	8,300	169,458
Operating loss	-	108,586	15,375	22,916	128	14,153	8,300	169,458
Other income (expenses)								
Interest income, related party	-	16,897	3,392	5,306	2	3	1	25,601
Total other income	-	16,897	3,392	5,306	2	3	1	25,601
Net loss	**$ -**	**$ (91,689)**	**$ (11,983)**	**$ (17,610)**	**$ (126)**	**$ (14,150)**	**$ (8,299)**	**$ (143,857)**
Weighted average membership interests	**N/A**	**251,115**	**41,314**	**86,836**	**1,233**	**5,496**	**2,451**	**N/A**
Loss per membership interest	**N/A**	**$ 0.37**	**$ 0.29**	**$ 0.20**	**$ 0.10**	**$ 2.57**	**$ 3.39**	**N/A**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$ -	$ -	$ -	$ -	$ -
Operating expenses:					
General and administrative	-	113,417	32,862	17,801	164,080
Total expenses	-	113,417	32,862	17,801	164,080
Net loss	$ -	$ (113,417)	$ (32,862)	$ (17,801)	$ (164,080)
Weighted average membership interests	N/A	95,550	5,523	6,655	N/A
Loss per membership interest	N/A	$ 1.19	$ 5.95	$ 2.67	N/A

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Consolidated Total - YSMD, LLC
Balance as of December 31, 2022	$ -	$ **(17,366)**	$ -	$ -	$ -	$ -	$ -	$ **(17,366)**
Members' contributions	-	1,042,047	157,100	178,854	-	-	-	1,378,001
Distributions	-	(23,331)	(1,415)	(1,370)	-	-	-	(26,116)
Net loss	-	(113,417)	(32,862)	(17,801)	-	-	-	(164,080)
Balance as of December 31, 2023	$ -	$ **887,933**	$ **122,823**	$ **159,683**	$ -	$ -	$ -	$ **1,170,439**
Members' contributions from Regulation A	-	286,565	74,890	379,741	29,050	137,315	-	907,561
Offering costs for Regulation A	-	(10,411)	(2,749)	(3,797)	(223)	(769)	-	(17,949)
Members' contributions from Regulation Crowdfunding	-	-	-	-	-	-	105,080	105,080
Offering costs for Regulation Crowdfunding	-	-	-	-	-	-	-	-
Distributions to members	-	(70,516)	(10,655)	(21,166)	(371)	(2,075)	(883)	(105,666)
Net loss	-	(91,689)	(11,983)	(17,610)	(126)	(14,150)	(8,299)	(143,857)
Balance as of December 31, 2024	$ -	$ **1,001,882**	$ **172,326**	$ **496,851**	$ **28,330**	$ **120,321**	$ **95,898**	$ **1,915,608**
Number of membership interests	-	270,672	46,398	111,719	5,810	27,463	21,016	N/A

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:									
Net loss	$ -	$ (91,689)	$ (11,983)	$ (17,610)	$ (126)	$ (14,150)	$ (8,299)	$ -	$ (143,857)
Adjustments to reconcile net loss to net cash provided by (used in) operation									
Accrued interest income	-	(16,856)	(3,372)	(5,287)	-	-	-	-	(25,515)
Expenses incurred with related parties and charged to related party payable		9,213	-	-	2,500	16,500	23,250	(28,250)	23,213
Changes in operating assets and liabilities:									
Deposit	-	(31,000)	-	-	-	-	-	-	(31,000)
Accounts payable	-	11,467	970	-	-	-	-	-	12,437
Net cash provided by (used in) operating activities	-	(118,865)	(14,385)	(22,897)	2,374	2,350	14,951	(28,250)	(164,722)
Cash flows from investing activities:									
Real estate purchase deposit	-	(452,609)	(82,500)	(210,323)	(12,000)	(65,000)	-	-	(822,432)
Cash paid for advances to related parties	-	(35,250)	-	-	-	-	-	35,250	-
Net cash provided by (used in) investing activities	-	(487,859)	(82,500)	(210,323)	(12,000)	(65,000)	-	35,250	(822,432)
Cash flows from financing activities:									
Proceeds from Regulation A subscriptions	-	969,582	225,594	319,390	17,335	71,865	-	-	1,603,766
Distributions to members	-	(66,921)	(10,410)	(18,978)	(233)	(1,264)	(327)	-	(98,133)
Loans to related party	-	(350,000)	(70,000)	(190,000)	-	-	-	-	(610,000)
Offering costs for Regulation A	-	(10,411)	(2,749)	(3,797)	(223)	(769)	-	-	(17,949)
Cash received from advances from related parties	-	49,000	1,000	4,000	500	1,000	500	(7,000)	49,000
Cash repaid on advances from related parties	-	(46,979)	(42,246)	(17,246)	-	-	-	-	(106,471)
Reward shares funded by the Manager	-	-	-	142,854	-	-	-	-	142,854
Deferred offering cost charge	-	-	-	-	(2,500)	(2,500)	(15,000)	-	(20,000)
Net cash provided by (used in) financing activities	-	544,271	101,189	236,223	14,879	68,332	(14,827)	(7,000)	943,066
Net change in cash	-	(62,454)	4,304	3,003	5,253	5,682	124	-	(44,088)
Cash and cash equivalents at beginning of year	-	84,341	1,686	1,562	-	-	-	-	87,589
Cash and cash equivalents at end of year	**$ -**	**$ 21,887**	**$ 5,990**	**$ 4,565**	**$ 5,253**	**$ 5,682**	**$ 124**	**$ -**	**$ 43,501**

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
Supplemental Disclosure of Non-Cash Financing Activities									
Subscriptions due from Manager paid by due from related party under bonus share program	$ -	$ 25,575	$ -	$ 173,341	$ -	$ -	$ -	$ -	$ 198,916

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:						
Net loss	$ -	$ (113,417)	$ (32,862)	$ (17,801)	$ -	$ (164,080)
Adjustments to reconcile net loss to net cash (used in) operating activities						
Expenses paid on Series behalf by related party	-	76,278	37,247	22,246	-	135,771
Accounts payable	-	(36,605)	700	532	-	(35,373)
Net cash provided by (used in) operating activities	-	(73,744)	5,085	4,977	-	(63,682)
Cash flows from investing activities:						
Advances to related parties	-	(46,000)	-	-	46,000	-
Net cash (used in) investing activities	-	(46,000)	-	-	46,000	-
Cash flows from financing activities:						
Proceeds from subscriptions	-	335,468	16	(45)	-	335,439
Distributions	-	(19,853)	(1,415)	(1,370)	-	(22,638)
Advances from related parties	-	2,500	23,000	23,000	(46,000)	2,500
Repayments of due to related parties	-	(110,618)	-	-	-	(110,618)
Deferred offering cost charge	-	(3,412)	(25,000)	(25,000)	-	(53,412)
Net cash provided by (used in) financing activities	-	204,085	(3,399)	(3,415)	(46,000)	151,271
Net change in cash	-	84,341	1,686	1,562	-	87,589
Cash and cash equivalents at beginning of period	-	-	-	-	-	-
Cash and cash equivalents at end of period	$ -	$ 84,341	$ 1,686	$ 1,562	$ -	$ 87,589
Supplemental Disclosure of Non-Cash Financing Activities						
Subscriptions due from Manager paid by due from related party under bonus share program	$ -	$ 18,587	$ -	$ 61,834	-	$ 80,421

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD LLC
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEARS THEN ENDED
(Audited)

NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the "Company") is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC ("the Manager"). The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC ("Series A") is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC ("Series Hilgard") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC ("Series Buttonwood 19-3") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 21-2 LLC ("Series Buttonwood 21-2") is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 33 Mine Street LLC ("Series 33 Mine") is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 150 Panoramic LLC ("Series 150 Panoramic") is Delaware limited liability company formed on October 3, 2024 under the laws of Delaware.

As of December 31, 2024 and 2023, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of their planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company's and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB"). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series' control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or

otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series' financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members' equity/(deficit) on the balance sheet.

For the years ended December 31, 2024 and 2023, the Company has received $286,565 and $1,042,047 of fully subscribed equity subscriptions from Series A offerings, respectively. As of December 31, 2024 and 2023, the Company had $4,150 and $712,742 in subscriptions receivable for Series A, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $74,890 and $157,100 of fully subscribed equity subscriptions from Series Hilgard offerings, respectively. As of December 31, 2024 and 2023, the Company had $6,380 and $157,084 in subscriptions receivable for Series Hilgard, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $379,741 and $178,854 of fully subscribed equity subscriptions from Series 19-3 Buttonwood offerings, respectively. As of December 31, 2024 and 2023, the Company had $4,075 and $117,065 in subscriptions receivable for Series Buttonwood, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $29,050 and $0 of fully subscribed equity subscriptions from Series 21-2 Buttonwood offerings, respectively. As of December 31, 2024 and 2023, the Company had $11,715 and $0 in subscriptions receivable for Series Buttonwood 21-2, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $137,315 and $0 of fully subscribed equity subscriptions from Series 33 Mine offerings, respectively. As of December 31, 2024 and 2023, the Company had $65,450 and $0 in subscriptions receivable for Series 33 Mine, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $105,080 and $0 of fully subscribed equity subscriptions from Series 150 Panoramic offerings, respectively. As of December 31, 2024 and 2023, the Company had $105,080 and $0 in subscriptions receivable for Series 150 Panoramic, respectively.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows

are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment of real estate assets as of December 31, 2024 and 2023.

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of gross offering proceeds, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering. As of December 31, 2024, the Manager has deferred $147,521 in offering expenses. As each offering is ongoing as of December 31, 2024, the deferred offering costs have not yet been charged to members' equity/(deficit). As of December 31, 2023, the Manager has incurred $127,520 in offering expenses which $10,000 was included in due to related parties. As each offering is ongoing as of December 31, 2023, the deferred offering costs have not yet been charged to members' equity/(deficit).

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and December 31, 2023.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09*, Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) per membership interest ("EPMI") will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated and consolidating financial statements.

NOTE 3 – MEMBERS' EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the "Manager"). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company's series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company's offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders. Distributions are recorded as they are declared and recorded to distributions payable until payment is made, which the Company and each Series includes in accounts payable on the consolidated and consolidating balance sheets.

During the year ended December 31, 2024, members' contributions from Regulation A amounted to $260,990 to the Company from Series A's offerings by issuing 52,198 units at $5 per unit. The Company also issued 5,115 reward shares with a value of $25,575, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $74,890 to the Company from Series Hilgard's offerings by issuing 14,978 units at $5 per unit. During the year ended December 31, 2024, members' contributions from Regulation A totaled $206,400 to the Company from Series Buttonwood 19-3's offerings by issuing 41,280 units at $5 per unit. The Company also issued 34,668 reward shares with a value of $173,341, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $29,050 to the Company from Series Buttonwood 21-2's offerings by issuing 5,810 units at $5 per unit. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $137,315 to the Company from Series 33 Mine's offerings by issuing 27,463 units at $5 per unit.

During the year ended December 31, 2024, members' contributions from Regulation Crowdfunding amounted to $105,080 to the Company from Series 150 Panorama's offerings by issuing 21,016 units at $5 per unit.

During the year ended December 31, 2024, the Company incurred Regulation A offering costs of $10,411 for Series A's offerings, 2,749 from Series Hilgard's offerings, $3,797 from Series Buttonwood 19-3 offerings, $223 from Series Buttonwood 21-2 offerings, and $769 from Series 33 Mine offerings. The offering costs are net against member's contributions.

During the year ended December 31, 2023, members' contributions amounted to $1,023,460 to the Company from Series A's offerings by issuing 204,692 units at $5 per unit. The Company also issued 3,717 reward shares with a value of $18,587, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2023, members' contributions amounted to $157,100 to the Company from Series Hilgard's offerings by issuing 31,420 units at $5 per unit. During the year ended December 31, 2023, members' contributions totaled $117,020 to the Company from Series Buttonwood 19-3's offerings by issuing 23,404 units at $5 per unit. The Company also issued 12,367 reward shares with a value of $61,834, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering.

As of December 31, 2024, the Company had $1,342,951 of members' contributions from Series A's offerings and total 270,672 units issued, the Company had $229,241 of members' contributions from Series Hilgard's offerings and total 46,398 units issued, the Company had $554,799 of members' contributions from Series Buttonwood 19-3's offerings and total 111,719 units issued, the Company had $28,827 of members' contributions from Series Buttonwood 21-2's offerings and total 5,810 units issued, the Company had $136,546 of members' contributions from

Series 33 Mine's offerings and total 27,463 units issued, and the Company had $105,080 of members' contributions from Series 150 Panoramic offerings and total 21,016 units issued.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company entered into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company entered into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Each Series is to reimburse the Manager for offering costs incurred on its behalf of up to 3% of the offering proceeds.

Due from (to) Related Parties

Related party receivable including interest receivable from Collab USA totaled $161,998 as of December 31, 2024 and $80,421 as of December 31, 2023, respectively. The receivable was $136,483 as of December 31, 2024 and $80,421 as of December 31, 2023, respectively, from the bonus shares purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering and $25,515 as of December 31, 2024 and $0 as of December 31, 2023, respectively, from accrued interest on loans.

Related party receivable from 2340 Hilgard Avenue LLC ("2340 Hilgard") totaled $9,250 as of December 31, 2024 and $0 as of December 31, 2023, respectively.

Related party payable totaled $82,263 as of December 31, 2024, of which $46,068 was due to Collab CA LLC ("Collab CA"), $17,194 due to 1742 Spruce Street LLC ("1742 Spruce"), $5,000 due to 19-21 Buttonwood (DE) LLC ("19-21 Buttonwood") and $14,000 due to 33 Mine Street LLC, respectively. As of December 31, 2024, Series A had advanced $24,000 to Series Hilgard, $27,000 to Series Buttonwood 19-3, $3,500 to Series 33 Mine, $3,000 to Series Buttonwood 21-2, $23,750 to Series 150 Panoramic, and which were eliminated in consolidation.

Related party payable totaled $107,271 as of December 31, 2023, which $67,021 was payable to Collab CA, $1,500 was payable to 1742 Spruce, $19,750 was payable to 2340 Hilgard and $19,000 was payable to 19-21 Buttonwood (DE) LLC. As of December 31, 2023, Series A has advanced $23,000 to Series Hilgard and $23,000 to Series Buttonwood 19-3, which were eliminated in consolidation.

The reimbursement to the Manager for offering costs will be up to 3% of the asset value. Each of Collab USA, SEZ-US-1-2020 Irrevocable Trust, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood (DE) LLC is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

Loan to Related Parties

On January 22, 2024, Series A loaned $350,000 to Collab (USA) Capital LLC (the "Manager" or "Collab USA"), the Company's managing member; Series Hilgard loaned $70,000 to Collab USA and Series Buttonwood 19-3 loaned $60,000 to Collab USA. On August 20, 2024, Series Buttonwood 19-3 loaned additional $130,000 to Collab USA. These loans bear interest of 5% per annum and are due by demand. For the year ended December 31, 2024, the Company accrued a total of $25,515 of interest income due from Collab USA, of which $16,856 was due to Series A, $3,372 due to Series Hilgard and $5,287 due to Series Buttonwood 19-3, all of which was outstanding and included in interest receivable as of December 31, 2024.

Real Estate Purchase Deposit

As of December 31, 2024, the Company made a total of $822,432 deposits to SEZ-US-1-2020 Irrevocable Trust as advance payment for the purchase of real estate assets, of which $452,609 was advanced from Series A, $82,500 advanced from Series Hilgard, $210,323 advanced from Series Buttonwood 19-3, $12,000 advanced from Series Buttonwood 21-2, $65,000 advanced from Series 33 Mine, respectively.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2024 and 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's and each Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 25, 2025, the date the consolidated and consolidating financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated and consolidating financial statements.

Closing of Funds

Subsequent to the year-end, the Company closed on the sale of 15,698 Series 33 Mine Interests under Regulation A, receiving $78,490 of gross proceeds in April 2025, and closed on the sale of 24,338 Series 150 Panoramic Interests under Regulation CF, receiving $121,690 of gross proceeds in April 2025.

150 PANORAMIC WAY LLC

Audited Financial Statements
As of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023

To the Managing Member of
150 Panoramic Way LLC
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of 150 Panoramic Way LLC (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 8 to the financial statements, the Company has an accumulated deficit of $977,030, has generated a loss of $31,413 for the year ended December 31, 2024, and has limited liquid assets to satisfy its obligations as they come due with cash of $47,081 against current liabilities of $1,480,520 as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
July 29, 2025

Artesian CPA, LLC
1312 17th Street #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

150 PANORAMIC WAY LLC
BALANCE SHEETS
As of December 31, 2024 and 2023
(Audited)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 47,081	$ 15,379
Due from related party	10,059	-
Prepaid expenses	10,617	-
Purchase deposit	1,790,000	-
Total current assets	**1,857,757**	**15,379**
Real estate assets:		
Building and building improvement	1,086,604	1,058,759
Land	415,000	415,000
Accumulated depreciation	(54,909)	(12,969)
Total real estate assets	**1,446,695**	**1,460,790**
Total assets	**$ 3,304,452**	**$ 1,476,169**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$ 5,106	$ 723
Due to related party	97,722	72,452
Interest payable	5,376	-
Unearned revenue	278	8,140
Security deposit	12,830	11,530
Loan payable, related party	1,350,000	-
Current portion of mortgage payable	9,208	-
Total current liabilities	**1,480,520**	**92,845**
Long-term liabilities:		
Mortgage payable, net of current portion	883,581	-
Total long-term liabilities	**883,581**	-
Total liabilities	**2,364,101**	**92,845**
Member's equity:		
Member's capital	1,917,381	1,432,381
Accumulated deficit	(977,030)	(49,057)
Total member's equity	**940,351**	**1,383,324**
Total liabilities and member's equity	**$ 3,304,452**	**$ 1,476,169**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	2024	2023
Rental income	**$ 151,135**	**$ 17,358**
Operating expenses:		
Property taxes	29,271	4,481
Utilities	11,348	2,238
General and administrative	5,352	6,300
Advertising and marketing	200	4,018
Repair and maintenance	8,395	406
Professional fees	1,500	300
Property management fees	15,120	1,511
Property acquisition fee	-	27,500
Renovation management fees	55,914	6,692
Depreciation	41,940	12,969
Total operating expenses	**169,040**	**66,415**
Loss from operations	**(17,905)**	**(49,057)**
Other income (expense), net		
Other income	422	-
Interest expense	(13,930)	-
Total other income (expense), net	(13,508)	-
Net loss	**$ (31,413)**	**$ (49,057)**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of August 11, 2023 (Inception)	$ -	$ -	$ -
Contributions	1,432,381	-	1,432,381
Net loss	-	(49,057)	(49,057)
Balance as of December 31, 2023	$ 1,432,381	$ (49,057)	$ 1,383,324
Contributions	485,000	-	485,000
Distributions	-	(896,560)	(896,560)
Net loss	-	(31,413)	(31,413)
Balance as of December 31, 2024	**$ 1,917,381**	**$ (977,030)**	**$ 940,351**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	2024	2023
Cash flows from operating activities:		
Net loss	$ (31,413)	$ (49,057)
Adjustments to reconcile net loss to net cash provided by (used in) operations:		
Depreciation	41,940	12,969
Amortization of loan discount	191	
Expenses incurred with related parties and charged to related party payables	54,311	39,907
Loan financing costs capitalized	16,494	-
Changes in operating assets and liabilities:		
Prepaid expenses	(10,617)	-
Accounts payable	9,759	723
Unearned revenue	(7,862)	8,140
Net cash provided by (used in) operating activities	**72,803**	**12,682**
Cash flows from investing activities:		
Purchase of building and land	-	(1,390,102)
Renovation costs of building	(27,845)	(83,657)
Cash paid for advances to related parties	(116,100)	-
Cash received in repayment of advances to related parties	56,000	-
Purchase deposits	(1,790,000)	-
Security deposit	1,300	11,530
Net cash used in investing activities	**(1,876,645)**	**(1,462,229)**
Cash flows from financing activities:		
Cash received from advances from related parties	26,000	32,545
Cash repaid on advances from related parties	(30,000)	-
Proceeds from loan payable, related party	1,350,000	-
Proceeds from mortgage loan	877,778	-
Repayment of mortgage loan	(1,674)	-
Capital contributions	510,000	1,432,381
Distributions	(896,560)	-
Net cash provided by financing activities	**1,835,544**	**1,464,926**
Net change in cash and cash equivalents	**31,702**	**15,379**
Cash and cash equivalents at beginning of the period	15,379	-
Cash and cash equivalents at end of the year	**$ 47,081**	**$ 15,379**
Supplement disclosure of cash flow information:		
Cash paid for interest	$ **4,344**	$ -
Cash paid for taxes	$ -	$ -
Supplemental disclosure on non-cash financing activity		
Member's contributions reclassed as due from (to) related party	$ **25,000**	$ -

See accompanying notes to the financial statements, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

NOTE 1 – NATURE OF OPERATIONS

150 Panoramic Way LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in California on August 11, 2023. The Company was formed to own 150 Panoramic Way, a 9-bedroom student housing property located in Berkeley, CA. The Company is managed by Collab CA LLC on behalf of its sole member, YRQ Irrevocable Trust.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. YSMD LLC intends to form YSMD – Series 150 Panoramic, a series of YSMD, LLC, for the purpose of owning certain units held by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $47,081 and $15,379 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2024 and 2023, the Company had $0 and $0 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five (5) years for appliances, fifteen (15) years for leasehold improvements, and twenty-seven and half (27.5) years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2024 and for the period from August 11, 2023 (inception) to December 31, 2023.

Purchase Deposit

Purchase deposits are deposits the Company has made on materials the Company intends to sell for an unrelated development project.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company's assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at its inception. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Corrections to Previously Issued Financial Statements

The Company previously issued unaudited financial statements for the years ended December 31, 2024 and 2023. During the audits of such years, the Company identified various immaterial corrections to expenses and liabilities, which were corrected in these audited financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at December 31, 2024 and 2023 consist of the following:

	December 31, 2024	December 31, 2023
Building	$ 975,101	$ 975,101
Building improvement	111,503	83,658
Land	415,000	415,000
	1,501,604	1,473,759
Accumulated depreciation	(54,909)	(12,969)
Total real estate assets	$ 1,446,695	$ 1,460,790

Depreciation expenses totaled $41,940 for the year ended December 31, 2024 and $12,969 for the period from August 11, 2023 (inception) to December 31, 2023 (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

Mortgage Payable

In 2024, the Company entered into a loan agreement with East West Bank for $900,000. The debt proceeds were used solely to finance the development of the 150 Panoramic Way real estate project. The term loan was collateralized by the 150 Panoramic Way estate project and assignment of all rents from such project, and has the following payment structure:

- 36 monthly consecutive principal and interest payments of $6,018 each, beginning December 1, 2024, with subsequent payments due on the same day of each month. Interest is calculated on the unpaid principal balance at an initial discounted fixed rate of 6.950%.

- 23 monthly consecutive principal and interest payments, initially estimated at $6,787 each, beginning December 1, 2027. Interest is calculated on the unpaid principal balance using a variable rate based on the Wall Street Journal Prime Rate, as quoted in the "Money Rates" column of *The Wall Street Journal* (Western Edition), plus a margin of 0.250%. As of the note date, the Prime Rate is 8.000%, resulting in an initial variable interest rate of 8.250%. This rate is subject to applicable minimum and maximum rate limitations.

- One final principal and interest balloon payment of $859,001 is due on November 1, 2029, with interest calculated using the same variable rate terms as described above.

As of December 31, 2024 and 2023, accrued interest payable on this loan was $5,376 and $0, respectively.

For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023, interest expense on the loans totaled $13,930 and $0, respectively.

Year Ended December 31,		Beginning Balance		Principal Payment		Ending Balance
2025	$	898,326	$	9,208	$	889,118
2026		889,118		8,958		880,159
2027		880,159		11,345		868,815
2028		868,815		8,906		859,909
2029	$	859,909	$	859,909	$	-

The loan balance is presented net of $5,537 of unamortized loan discounts as of December 31, 2024.

Loan Payable, Related Party

During the year ending December 2024, the Company borrowed a total of $1,350,000 from a related party. The $1,350,000 loan is unsecured, is non-interest bearing, and is considered payable on demand. As of December 31, 2024 and 2023, the loan had a balance of $1,350,000 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

In September 2023, the Company entered into an agreement with Collab CA, LLC ("Agent"), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8% of gross receipts paid monthly in arrears for property management, a 30% markup on repair and maintenance cost, and a leasing commission of 75% of one month's rent is compensated to the Agent when a tenant successfully completes a lease with the Company, a renovation management fee of 8% of total capital improvement cost for renovation management, an acquisition fee of 2% of the contractual purchase price of the relevant property acquired, and a disposition fee of 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated September 2023, with the Agent, whereas consideration the Company pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 30% markup on the cost of repair and maintenance work; 8% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Leasing fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $200 and $3,518, respectively. Management fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $15,120 and $1,711, respectively.

Renovation management fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $55,914 and $6,692, respectively. In addition, acquisition fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $0 and $27,500, respectively, based on 2% of the contractual purchase of 150 Panoramic property.

As of December 31, 2024, the Company had related party payables of $94,593 to Collab CA LLC, $1,800 to Collab Living LLC, $1,329 to a management member of the Company, and related party receivables of $10,000 from Collabhome CA LLC and $59 from 2521 Regent Street LLC.

As of December 31, 2023, the Company had related party payables of $39,907 to Collab CA LLC and $32,545 to 2521 Regent Street LLC.

Collab CA LLC, Collab Living LLC, 2521 Regent Street LLC and Collabhome CA LLC are related parties of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company received a $1,350,000 loan from a related party in 2024, which remained outstanding in full as of December 31, 2024. See Note 4.

NOTE 6 – MEMBER'S EQUITY

During the year ended December 31, 2024, member contributions totaled $485,000 to the Company. In 2024, the Company distributed $896,560 to its member. As of December 31, 2024 the Company had $1,917,381 of contributed investment from its sole member

During the period ended December 31, 2023, member contributions totaled $1,432,381 to the Company. In 2023, the Company distributed $0 to its member. As of December 31, 2023, the Company had $1,432,381 of contributed investment from its sole member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $977,030 and has limited liquid assets to satisfy its obligations as they come due with cash of $47,081 against current liabilities of $1,480,520 as of December 31, 2024. The Company incurred net losses of $31,413 and $49,057 for the periods ended December 31, 2024 and 2023 and is reliant upon its Manager for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series Panoramic Way, a series of YSMD, LLC.

Management's Evaluation

Management has evaluated subsequent events through July 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Alexander Kou Wei Hung

Alexander Kou Wei Hung has over 15 years of experience of investing in and managing disruptive real estate and technology businesses in the United States and China. In May 2018, Mr. Hung founded Phalanx Infrastructure Partners, a private equity backed company that builds out data centers. He also is a shareholder and helped spearhead initial fundraising efforts for Magma Equities, a multi-family platform founded in 2018, concentrating on apartment property acquisition in the Southwest and Texas in the United States, with over $500 million acquisitions since inception. From September 2017 to September 2019, Mr. Hung was involved in fundraising efforts for Nova Real Estate Investments, a Shanghai based real estate platform backed by Warburg Pincus and GIC, with an asset under management of over $3 billion. From February 2012 to December 2016, Mr. Hung served as a Managing Director at Das & Co., an India-focused private equity company. Prior to that, from September 2005 to May 2009, he was a Technology, Media and Telecom investment banker at Bank of America Merrill Lynch. Before entering investment banking from September 2000 to August 2003, Mr. Hung was a corporate attorney at New York law firms Winston & Strawn and Schulte Roth & Zabel. Mr. Hung holds a bachelor’s degree from Dartmouth College, MBA from Yale School of Management (2003-2005), and JD from Northwestern University School of Law.

Bei Zhang Work History

Bei Zhang is a highly experienced leader with more than 15 years of expertise in product and go-to-market strategies. Between September 2008 and January 2014, Bei managed risk management and marketing strategy for financial products as a senior analyst at Capital One Financial Corporation. He then served as head of consumer analytics at Merkle Inc, a marketing agency from January 2014 to November 2017. Bei's experience also includes serving as the director of strategy and analytics at Oportun Inc. between November 2017 and December 2018, where he managed digital marketing strategy and data analytics. From December 2018 to December 2020, he led the growth team at Point Digital Finance Inc. Most recently, from December 2020 to May 2023, Bei was the head of marketing analytics at Grammarly Inc, managing marketing strategy and data science. He holds a Master's Degree Engineering from the University of Rochester, which he received in 2007. In 2016, he earned an MBA from New York University with concentrations in finance and marketing.

Gareth Vareb Work History

Gareth Vereb is an experienced technical product management specialist with over 16 years of experience leading major product projects. Between April 2013 and Oct 2016, Gareth worked in Techworks IT Solutions (Pty) Ltd., overseeing technology infrastructure implementation projects for underwriting companies. Between October 2016 and January 2019, Gareth led the growth and management of a real estate asset portfolio at eAdvance (Pty) Ltd. From January 2019 to June 2021 Gareth worked with CAPIC (Pty) Ltd as well as Techworks IT Solutions (Pty) Ltd on several consulting projects in the private and public sector. From June 2021 to July 2022 he facilitated the redesign of the entire back-end technology stack at Blue Label Telecoms Limited. Since July 2022, Gareth has served as the senior technical project manager at Scalio, focusing on system development for Collab. He holds an 25 undergraduate degree in financial management, and a postgraduate degree in systems management, and is a certified Project Management Professional (PMP) and Scrum Master (CSM). Additionally, he is a Dean's List scholar MBA at Henley Business School - University of Reading (UK).

Jin Kuang Work History

Jin Kuang has over 15 years of extensive professional expertise in various financial domains gained across the USA and Canada, including IFRS, US GAAP, financial reporting, financial planning, merger and acquisition, financial analysis and tax. She has also spent over a decade in progressively responsible financial leadership roles within publicly traded companies. Between July 2012 and December 2022, Ms. Kuang has served as the CFO at OOOOO Entertainment Commerce Limited which is a public company listed on the Toronto Security Venture Exchange ("TSXV") and OTCQB. During the same time, she also served as a part-time CFO for Gourmet Ocean Products Inc. which is also listed on TSXV. Over the years, Jin has served as CFO for multiple publicly listed companies, in addition to her years of auditing experience with KPMG LLP Chartered Accounts. Jin holds a BA in Accounting and an MBA from the University of Northeastern China, along with a US-CPA and CGA designation.

Joshua Lucas Work History

Joshua Lucas is a consultant contracted by Collab as product and operations strategist. Joshua has successfully led numerous high-profile digital initiatives for renowned clients, including Alphabet, Inc., Uber Technologies Inc and various Fortune 500 companies and high-growth startups. Since May 2014, Joshua has served as the Chief Operating Officer at Scalio LLC ("Scalio"). Joshua's educational background includes obtaining an MBA with a concentration in Strategy from the University of Alabama between 2012 and 2014. During his time at the university, he also held the esteemed position of Vice President of Alabama's Net Impact chapter, showcasing his leadership abilities and commitment to making a positive impact.

Qian Wang Work History

Qian Wang is the founder of Collab (USA) Capital LLC, and is the company's manager, Mr. Wang has over 22 years of experience investing in residential properties in China and the US. Between 2015 and 2019, he partnered with leading private equity and real estate funds to build and manage a real estate portfolio with approximately 1,500 apartments, and over 130,000 square feet of creative office space valued at $3.1 billion. His partners in these ventures includes Warburg Pincus, the Government of Singapore Investment Corporation ("GIC"), the investment management business of Prudential Financial, Inc.("PGIM"), and InfraRed Capital Partners. Over the years, Mr. Wang has led over 50 transactions in Shanghai and Beijing in China, as well as in California and New Jersey in the United States. Mr. Wang received two master's degrees in architecture and real estate from the Massachusetts Institute of Technology. He is currently attending the Owner/President Management program at Harvard Business School. In 2021, He established the Wang Real Estate Innovation Fund at Massachusetts Institute of Technology.

Exhibit 2.1

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Ayrton Gu
3301 Michelson Dr
Apt #3502
Irvine CA 92612

Dear Ayrton Gu,

We would like to convey our congratulations to you and YSMD, LLC. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **YSMD, LLC**
Date of formation: February 2, 2022
Delaware State File Number: **6589406**
HBS Record ID Number: 492134

Enclosed is the Recorded Copy of your Certificate of Formation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware LLC/LP tax is due June 1st each year. If the LLC/LP tax is not received by June 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will cease to be in good standing.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:42 PM 02/02/2022
FILED 04:42 PM 02/02/2022
SR 20220346579 - File Number 6589406

CERTIFICATE OF FORMATION
OF
YSMD, LLC

FIRST: The name of the limited liability company is: YSMD, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this February 02, 2022.

/s/ Michael J. Bell
Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

STATEMENT OF AUTHORIZED PERSON
****
IN LIEU OF ORGANIZATIONAL MEETING
FOR
YSMD, LLC
February 2, 2022

We, Harvard Business Services, Inc., the authorized person of YSMD, LLC -- a Delaware Limited Liability Company -- hereby adopt the following resolution:

Resolved: That the Certificate of Formation of YSMD, LLC was filed with the Secretary of State of Delaware on February 2, 2022.

Resolved: That on February 2, 2022 the following persons were appointed as the initial members of the Limited Liability Company until their successors are elected and qualify:

iREAM Technology Co. LTD.

Resolved: That the undersigned signatory hereby resigns as the authorized person of the above named Limited Liability Company.

This resolution shall be filed in the minute book of the company.

/s/ Michael J. Bell
Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Company Name: **YSMD, LLC**
Delaware State File Number: **6589406**

Delaware Law requires a Communication Contact. What is that?

As your Registered Agent, the State of Delaware requires us to keep a Communications Contact for your company on record within our files so we can forward any legal documentation we receive for the company in a timely manner. By definition, the Communications Contact must be a living person who is a manager, officer, director, shareholder, member, employee or designated agent who is authorized to receive notices from the company's Delaware Registered Agent. This person must also be able to produce management and ownership names and contact information in the event of a legal matter such as a lawsuit or subpoena. This person must be at least 18 years of age.

In other words, the Communications Contact must have the ability and authority to receive, handle and appropriately reply to the correspondence we may forward. If this is incorrect, please let us know at your earliest convenience. Failure to keep the information up-to-date and valid can result in having to resign as the company's Registered Agent in Delaware. This will leave the company without a Registered Agent, which places the company in a forfeited (or "inactive") status.

This is the information currently on file for the Communications Contact:

Mr. Ayrton Gu
3301 Michelson Dr
Apt #3502
Irvine, CA 92612
United States

ayrton.gu@iream.com
626-818-4949

Should someone else be the Communications Contact? Has your address changed?

Updates to the above information can be made through your online MCD account, or you can contact our mail center at mail@delawareinc.com.

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:

Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):

A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:

We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:

All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Virtual Office Mail Forwarding & Telephone

Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding

Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding

Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911.

You may also send an email request to info@delawareinc.com.

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT: 266223

Mr. Ayrton Gu
3301 Michelson Dr
Apt #3502
Irvine CA 92612

February 3, 2022

RECEIPT:

YSMD, LLC
Delaware Division of Corporations file # 6589406
Record ID 492134

Service Provided:

Formation	$	179.00
Express Approval	$	150.00
AMOUNT PAID:	**$**	**329.00**

PAID IN FULL

***** Keep this receipt for your records *****

Exhibit 2.2

SERIES LIMITED LIABILITY COMPANY AGREEMENT

OF

YSMD, LLC

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGING MEMBER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS, HER OR ITS OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN A SERIES OF INTEREST CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS, HER OR ITS ENTIRE INVESTMENT IN THE SERIES OF INTEREST.

THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER STATE. ACCORDINGLY, INTERESTS MAY NOT BE TRANSFERRED, SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR A VALID EXEMPTION FROM SUCH REGISTRATION.

TABLE OF CONTENTS

SERIES LIMITED LIABILITY COMPANY AGREEMENT

OF

YSMD, LLC

This SERIES LIMITED LIABILITY COMPANY AGREEMENT, (this "**Agreement**") is entered into and is effective as of August 12, 2022 by and among YSMD, LLC a Delaware limited liability company, and each other Person (as defined below) who is admitted to the Company as a Member of the Company. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in Section 1.1.

RECITALS

WHEREAS, the parties hereto desire to form a series limited liability company pursuant to the Delaware Limited Liability Company Act by having filed a Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware on February 2, 2022, as amended and restated on August 2, 2022, and entering into this Agreement; and

WHEREAS, it is intended by the parties hereto that the Company establish separate Series for the holding of properties to be acquired by the Company and that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the Company will be enforceable against the assets of such Series only, and not against the assets of the Company generally or any other Series thereof, and not of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other Series thereof shall be enforceable against the assets of such Series;

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I - DEFINITIONS

Section 1.1 <u>Definitions</u>. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"**Abort Costs**" means all fees, costs and expenses incurred in connection with any Series Asset proposals pursued by the Company, the Managing Member or a Series that do not proceed to completion.

"**Acquisition Expenses**" means, in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series' pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, real estate property title and registration fees (as required), research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Asset was acquired using debt prior to completion of the Initial Offering), auction house fees, technology costs, photography and videography expenses in order to prepare the profile for the Series Asset to be accessible to Investor Members via an online platform and any blue sky filings required in order for such Series to be made available to Economic Members in certain states (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset.

“**Additional Economic Member**” means a Person admitted as an Economic Member and associated with a Series in accordance with ARTICLE III as a result of an issuance of Interests of such Series to such Person by the Company.

“**Advisory Board**” has the meaning assigned to such term in Section 5.4.

“**Affiliate**” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term “**control**” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“**Aggregate Ownership Limit**” means, in respect of an Initial Offering, a Subsequent Offering or a Transfer, not more than 19.9% of the aggregate Outstanding Interests of a Series, or such other percentage set forth in the applicable Series Designation or as determined by the Managing Member in its sole discretion and as may be waived by the Managing Member in its sole discretion.

“**Agreement**” means this Series Limited Liability Company Agreement, as amended, modified, supplemented, or restated from time to time.

“**Allocation Policy**” means the allocation policy of the Company adopted by the Managing Member in accordance with Section 5.1.

“**Asset Management Fee**” shall have the meaning set forth in Section 6.3.

“**Asset Value**” at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion.

“**Broker**” means any Person who has been appointed by the Company (and as the Managing Member may select in its reasonable discretion) and specified in any Series Designation to provide execution and other services relating to an Initial Offering to the Company, or its successors from time to time, or any other broker in connection with any Initial Offering.

“**Brokerage Fee**” means the fee payable to the Broker for the purchase by any Person of Interests in an Initial Offering equal to an amount agreed between the Managing Member and the Broker from time to time and specified in any Series Designation.

“**Business Day**” means any day other than a Saturday, a Sunday or a day on which commercial banks in State of California are authorized or required to close.

"**Certificate of Formation**" means the Amended and Restated Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed with the Secretary of State of the State of Delaware.

"**Code**" means the Internal Revenue Code of 1986, as amended and in effect from time to time, or any superseding federal tax law. A reference herein to a specific Code section refers, not only to such specific section, but also to any corresponding provision of any superseding federal tax statute, as such specific section or such corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

"**Company**" means YSMD, LLC, a Delaware series limited liability company, and any successors thereto.

"**Conflict of Interest**" means any matter that the Managing Member believes may involve a conflict of interest that is not otherwise addressed by the Allocation Policy.

"**Delaware Act**" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18 101, *et seq*.

"**DGCL**" means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, *et seq*.

"**Economic Member**" means collectively, the Investor Members, Additional Economic Members (including any Person who receives Interests in connection with any goods or services provided to a Series (including in respect of the sale of a Series Asset to that Series)) and their successors and assigns admitted as Additional Economic Members and Substitute Economic Members, in each case who is admitted as a Member of such Series, but shall exclude the Managing Member in its capacity as Managing Member. For the avoidance of doubt, the Managing Member or any of its Affiliates shall be an Economic Member to the extent it purchases Interests in a Series.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Expenses and Liabilities**" has the meaning assigned to such term in Section 5.5(a).

"**Free Cash Flow**" means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization of the relevant Series Asset (as shown on the income statement of such Series) and (iii) any depreciation of the relevant Series Asset (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses, less (a) any capital expenditure related to the Series Asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, including interest payments on debt obligations and tax liabilities, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with Section 6.4. For the avoidance of doubt, net income received by a Series shall reflect the deduction of applicable Property Management Fees and Asset Management Fees as expenses of the Series.

“**Form of Adherence**” means, in respect of an Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which an Investor Member or Additional Economic Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Managing Member from time to time, pursuant to which a Substitute Economic Member agrees to adhere to the terms of this Agreement.

“**Governmental Entity**” means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

“**Gross Receipts**” means (i) receipts from the short-term or long-term rental of the relevant Series Asset; (ii) receipts from rental escalations, late charges and/or cancellation fees; (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the relevant Series Asset or to the tenants or prospective tenants thereof; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance applicable to the relevant Series Asset; but excludes (a) tenants’ security or damage deposits until the same are forfeited by the person making such deposits; (b) property damage insurance proceeds; and (c) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

“**Indemnified Person**” means (a) any Person who is or was an Officer of the Company or associated with a Series, (b) any Person who is or was a Managing Member or Liquidator, together with its officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors, (c) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, fiduciary or trustee of another Person, (d) any member of the Advisory Board appointed by the Managing Member pursuant to Section 5.4, (e) the Property Manager, and (f) any Person the Managing Member designates as an Indemnified Person for purposes of this Agreement; *provided* that, except to the extent otherwise set forth herein or in a written agreement between such Person and the Company or a Series, a Person shall not be an Indemnified Person by reason of providing, on a fee for services basis, trustee, fiduciary, administrative or custodial services.

“**Initial Member**” means the Person identified in the Series Designation of such Series as the Initial Member associated therewith.

“**Initial Offering**” means the first offering or private placement and issuance of any Series, other than the issuance to the Initial Member.

“**Interest**” means an interest in a Series issued by the Company that evidences a Member’s rights, powers and duties with respect to the Company and such Series pursuant to this Agreement and the Delaware Act.

"**Interest Designation**" has the meaning assigned to such term in Section 3.3(f).

"**Investment Advisers Act**" means the Investment Advisers Act of 1940, as amended.

"**Investment Company Act**" means the Investment Company Act of 1940, as amended.

"**Investor Members**" means those Persons who acquire Interests in the Initial Offering or Subsequent Offering and their successors and assigns admitted as Additional Economic Members.

"**Liquidator**" means one or more Persons selected by the Managing Member to perform the functions described in Section 11.2 as liquidating trustee of the Company or a Series, as applicable, within the meaning of the Delaware Act.

"**Managing Member**" means, as the context requires, the managing member of the Company or the managing member of a Series.

"**Member**" means each member of the Company associated with a Series, including, unless the context otherwise requires, the Initial Member, the Managing Member, each Economic Member (as the context requires), each Substitute Economic Member and each Additional Economic Member.

"**National Securities Exchange**" means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act.

"**Offering Document**" means, with respect to any Series or the Interests of any Series, the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to the Initial Offering of such Interests, in the form approved by the Managing Member and, to the extent required by applicable law, approved or qualified, as applicable, by any applicable Governmental Entity, including the U.S. Securities and Exchange Commission.

"**Offering Expenses**" means, in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company incurred in connection with executing the Offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to a specific offering.

"**Officers**" means any president, vice president, secretary, treasurer or other officer of the Company or any Series as the Managing Member may designate (which shall, in each case, constitute managers within the meaning of the Delaware Act).

"**Operating Expenses**" means, in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company:

(i) any and all fees, costs and expenses incurred in connection with the management of a Series Asset, including Property Management Fees, Asset Management Fees, property taxes, income taxes, licensing fees, property insurance fees, utility fees, maintenance fees, marketing, security, and utilization of the Series Asset;

(ii) any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series of Interests, including any blue sky filings required in order for a Series of Interest to be made available to Investors in certain states and any annual audit of the accounts of such Series of Interests (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission, including periodic reports on Forms 1-K, 1-SA and 1-U.

(iii) any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member or the Property Manager, in connection with the Series Asset;

(iv) any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

(v) any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

(vi) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series, the Managing Member or the Property Manager in connection with the affairs of the Company or a Series;

(vii) the fees and expenses of any administrator engaged to provide administrative services to the Company or a Series;

(viii) all custodial fees, costs and expenses in connection with the holding of any Series Assets or Interests;

(ix) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

(x) the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Economic Members;

(xi) the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

(xii) any indemnification payments to be made pursuant to Section 5.5;

(xiii) the fees and expenses of the Company's or a Series's counsel in connection with advice directly relating to the Company's or a Series's legal affairs;

(xiv) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

(xv) any similar expenses that may be determined to be Operating Expenses by the Managing Member in its reasonable discretion;

provided, *however*, that Operating Expenses shall not include (A) administrative costs of the Managing Member, regulatory filings by the Company or any Series, and the costs of annual appraisals of the Series Assets, which in each case shall be borne by the Managing Member, or (B) administrative costs of the Property Manager, including costs related to ongoing property inspections, guest relations services, cleaning scheduling, inventory management, and vendor and repair scheduling, which in each case shall be borne by the relevant Property Manager.

"**Operating Expenses Reimbursement Obligation(s)**" has the meaning assigned to such term in Section 6.3.

"**Outstanding"** means all Interests that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination.

"**Person**" means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

"**Property Management Agreement**" means, as the context requires, any agreement entered into between a Series and a Property Manager, which may be in the form set forth in Exhibit B hereto, pursuant to which such Property Manager is appointed as manager of the relevant Series Assets, with such terms and provisions as determined by the Managing Member in its sole discretion, and as amended from time to time in the sole discretion of the Managing Member.

"**Property Management Fee**" means, for each Series, the property management fees set forth in the applicable Property Management Agreement.

"**Property Manager**" means the property manager of each of the Series Assets as specified in each Series Designation or, its permitted successors or assigns, appointed in accordance with Section 5.10.

"**Record Date**" means the date established by the Managing Member for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members associated with any Series or entitled to exercise rights in respect of any lawful action of Members associated with any Series or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"**Record Holder**" or "**holder**" means the Person in whose name such Interests are registered on the books of the Company as of the opening of business on a particular Business Day, as determined by the Managing Member in accordance with this Agreement.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Series**" has the meaning assigned to such term in Section 3.3(a).

"**Series Assets**" means, at any particular time, all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

"**Series Designation**" has the meaning assigned to such term in Section 3.3(a).

"**Sourcing Fee**" means the sourcing fee which is paid to the Property Manager as consideration for assisting in the sourcing of such Series Asset and as specified in each Series Designation, to the extent not waived by the Managing Member in its sole discretion.

"**Subsequent Offering**" means any further issuance of Interests in any Series, excluding any Initial Offering or Transfer.

"**Substitute Economic Member**" means a Person who is admitted as an Economic Member of the Company and associated with a Series pursuant to Section 4.1(b) as a result of a Transfer of Interests to such Person.

"**Super Majority Vote**" means, the affirmative vote of the holders of Outstanding Interests of all Series representing at least two thirds of the total votes that may be cast by all such Outstanding Interests, voting together as a single class.

"**Transfer**" means, with respect to an Interest, a transaction by which the Record Holder of an Interest assigns such Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

"**U.S. GAAP**" means United States generally accepted accounting principles consistently applied, as in effect from time to time.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to paragraphs, Articles and Sections refer to paragraphs, Articles and Sections of this Agreement; (c) the term include or includes means "includes, without limitation," and including means "including, without limitation," (d) the words herein, hereof and hereunder and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (e) "or" has the inclusive meaning represented by the phrase "and/or", (f) unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (g) references to any Person shall include all predecessors of such Person, as well as all permitted successors, assigns, executors, heirs, legal representatives and administrators of such Person, and (h) any reference to any statute or regulation includes any implementing legislation and any rules made under that legislation, statute or statutory provision, whenever before, on, or after the date of the Agreement, as well as any amendments, restatements or modifications thereof, as well as all statutory and regulatory provisions consolidating or replacing the statute or regulation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

ARTICLE II - ORGANIZATION

Section 2.1 Formation. The Company has been formed as a series limited liability company pursuant to Section 18-215 of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company and each Series shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Company shall be YSMD, LLC. The business of the Company and any Series may be conducted under any other name or names, as determined by the Managing Member. The Managing Member may change the name of the Company at any time and from time to time and shall notify the Economic Members of such change in the next regular communication to the Economic Members.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Managing Member in its sole discretion, the registered office of the Company in the State of Delaware shall be located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex, and the registered agent for service of process on the Company and each Series in the State of Delaware at such registered office shall be Harvard Business Services, Inc. The principal office of the Company shall be located at 745 5th Avenue, Suite 500, New York, New York 10151. Unless otherwise provided in the applicable Series Designation, the principal office of each Series shall be located at the same address or such other place as the Managing Member may from time to time designate by notice to the Economic Members associated with the applicable Series. The Company and each Series may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member determines to be necessary or appropriate. The Managing Member may change the registered office, registered agent or principal office of the Company or of any Series at any time and from time to time and shall notify the applicable Economic Members of such change in the next regular communication to such Economic Members.

Section 2.4 Purpose. The purpose of the Company and, unless otherwise provided in the applicable Series Designation, each Series shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire and operate real estate properties, and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

Section 2.5 **Powers.** The Company, each Series and, subject to the terms of this Agreement, the Managing Member shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes described in Section 2.4.

Section 2.6 **Power of Attorney.**

(a) Each Economic Member hereby constitutes and appoints the Managing Member and, if a Liquidator shall have been selected pursuant to Section 11.2, the Liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Managing Member, or the Liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a series limited liability company in the State of Delaware and in all other jurisdictions in which the Company or any Series may conduct business or own property; (B) all certificates, documents and other instruments that the Managing Member, or the Liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Managing Member, or the Liquidator, determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company or a Series pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Economic Member pursuant to, or in connection with other events described in, ARTICLE III or ARTICLE XI; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Series of Interest issued pursuant to Section 3.3; (F) all certificates, documents and other instruments that the Managing Member, or Liquidator, determines to be necessary or appropriate to maintain the separate rights, assets, obligations and liabilities of each Series; and (G) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Managing Member, or the Liquidator, determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; *provided* that when any provision of this Agreement that establishes a percentage of the Members or of the Members of any Series required to take any action, the Managing Member, or the Liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such Series, as applicable.

Nothing contained in this Section shall be construed as authorizing the Managing Member, or the Liquidator, to amend, change or modify this Agreement except in accordance with ARTICLE XII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Economic Member and the transfer of all or any portion of such Economic Members Interests and shall extend to such Economic Members heirs, successors, assigns and personal representatives. Each such Economic Member hereby agrees to be bound by any representation made by any officer of the Managing Member, or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Economic Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing Member, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Economic Member shall execute and deliver to the Managing Member, or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of the Managing Member, such Officers or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 2.7 Term. The term of the Company commenced on the day on which the Certificate of Formation was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware Act. The existence of each Series shall commence upon the effective date of the Series Designation establishing such Series, as provided in Section 3.3. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of ARTICLE XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 2.8 Title to Assets. All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific assets of the Company or applicable Series Assets. Title to any Series Assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Series to which such asset was contributed or by which such asset was acquired, and none of the Company, any Member, Officer or other Series, individually or collectively, shall have any ownership interest in such Series Assets or any portion thereof. Title to any or all of the Series Assets may be held in the name of the relevant Series or one or more nominees, as the Managing Member may determine. All Series Assets shall be recorded by the Managing Member as the property of the applicable Series in the books and records maintained for such Series, irrespective of the name in which record title to such Series Assets is held.

Section 2.9 Certificate of Formation. The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Managing Member shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Managing Member determines such action to be necessary or appropriate, the Managing Member shall, or shall direct the appropriate Officers, to file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if an Officer is so directed, such Officer shall be an authorized person of the Company and, unless otherwise provided in a Series Designation, each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

ARTICLE III - MEMBERS, SERIES AND INTERESTS

Section 3.1 Members.

(a) Subject to paragraph (b), a Person shall be admitted as an Economic Member and Record Holder either as a result of an Initial Offering, Subsequent Offering, a Transfer or at such other time as determined by the Managing Member and upon (i) agreeing to be bound by the terms of this Agreement by completing, signing and delivering to the Managing Member, a completed Form of Adherence, which is then accepted by the Managing Member, (ii) the prior written consent of the Managing Member, and (iii) otherwise complying with the applicable provisions of ARTICLE III and ARTICLE IV.

(b) The Managing Member may withhold its consent to the admission of any Person as an Economic Member for any reason, including when it determines, in its reasonable discretion, that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series of Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act; (ii) cause such Person's holding to be in excess of the Aggregate Ownership Limit; (iii) adversely affect the Company or a Series or subject the Company, a Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject; (iv) cause the Company to be required to register as an investment company under the Investment Company Act; (v) cause the Managing Member or any of its Affiliates being required to register under the Investment Advisers Act; (vi) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA; or (vii) result in a loss of (A) partnership status by the Company for US federal income tax purposes or the termination of the Company for US federal income tax purposes or (B) corporation taxable as an association status for US federal income tax purposes of any Series or termination of any Series for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of the Economic Members. A Person may not become a Member without acquiring an Interest.

(c) The name and mailing address of each Member shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series. The Managing Member shall update the books and records of the Company and each Series from time to time as necessary to reflect accurately the information therein.

(d) Except as otherwise provided in the Delaware Act and subject to Sections 3.1(e) and 3.3 relating to each Series, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(e) Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f) Unless otherwise provided herein and subject to ARTICLE XI, Members may not be expelled from or removed as Members of the Company. Members shall not have any right to resign or redeem their Interests from the Company; *provided* that (i) when a transferee of a Member's Interests becomes a Record Holder of such Interests, such transferring Member shall cease to be a Member of the Company with respect to the Interests so transferred and (ii) Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with Section 11.3.

(g) Except as may be otherwise agreed between the Company or a Series, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or a Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(h) Collab (USA) Capital LLC was appointed as the Managing Member of the Company with effect from the date of the formation of the Company on December 31, 2021 shall continue as Managing Member of the Company until the earlier of (i) the dissolution of the Company pursuant to Section 11.1(a), or (ii) its removal or replacement pursuant to Section 4.3 or ARTICLE X. Except as otherwise set forth in the Series Designation, the Managing Member of each Series shall be Collab (USA) Capital LLC until the earlier of (i) the dissolution of the Series pursuant to Section 11.1(b) or (ii) its removal or replacement pursuant to Section 4.3 or Article X. Unless otherwise set forth in the applicable Series Designation, the Managing Member or its Affiliates shall, as at the closing of any Initial Offering, hold at least 5.00% of the Interests of the Series being issued pursuant to such Initial Offering. Unless provided otherwise in this Agreement, the Interests held by the Managing Member or any of its Affiliates shall be identical to those of an Economic Member and will not have any additional distribution, redemption, conversion or liquidation rights by virtue of its status as the Managing Member; provided, that the Managing Member shall have the rights, duties and obligations of the Managing Member hereunder, regardless of whether the Managing Member shall hold any Interests.

Section 3.2 Capital Contributions.

(a) The minimum number of Interests a Member may acquire is one Interest or such higher or lesser amount as the Managing Member may determine from time to time and as specified in each Series Designation, as applicable. Persons acquiring Interests through an Initial Offering or Subsequent Offering shall make a Capital Contribution to the Company in an amount equal to the per Interest price determined in connection with such Initial Offering or Subsequent Offering and multiplied by the number of Interests acquired by such Person in such Initial Offering or Subsequent Offering, as applicable. Persons acquiring Interests in a manner other than through an Initial Offering or Subsequent Offering or pursuant to a Transfer shall make such Capital Contribution as shall be determined by the Managing Member in its sole discretion.

(b) Except as expressly permitted by the Managing Member, in its sole discretion (i) initial and any additional Capital Contributions to the Company or Series as applicable, by any Member shall be payable in cash and (ii) initial and any additional Capital Contributions shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Managing Member of a Person's admission as a Member to a Series (or a Members application to acquire additional Interests) (or within five business days thereafter with the Managing Members approval). No Member shall be required to make an additional capital contribution to the Company or Series but may, with the prior written consent of the Managing Member, make an additional Capital Contribution to acquire additional Interests.

(c) Except to the extent expressly provided in this Agreement (including any Series Designation): (i) no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution or termination of the Company or any Series may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member holding any Series of any Interests of a Series shall have priority over any other Member holding the same Series either as to the return of Capital Contributions or as to distributions; (iii) no interest shall be paid by the Company or any Series on any Capital Contributions; and (iv) no Economic Member, in its capacity as such, shall participate in the operation or management of the business of the Company or any Series, transact any business in the Company's or any Series's name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

Section 3.3 Series of the Company.

(a) Establishment of Series. Subject to the provisions of this Agreement, the Managing Member may, at any time and from time to time and in compliance with Section 3.3(c), cause the Company to establish in writing (each, a "**Series Designation**") one or more series, as such term is used under Section 18-215 of the Delaware Act (each a **"Series**"). The Series Designation shall relate solely to the Series established thereby and shall not be construed (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series established pursuant to this Section shall be as set forth in this Agreement and the Series Designation, as applicable, for the Series. Upon approval of any Series Designation by the Managing Member, such Series Designation shall be attached to this Agreement as an Exhibit until such time as none of such Interests of such Series remain Outstanding.

(b) Series Operation. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c) Series Designation. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the Members associated therewith (to the extent such terms differ from those set forth in this Agreement); and (iii) designate or authorize the designation of specific Officers to be associated with such Series. A Series Designation (or any resolution of the Managing Member amending any Series Designation) shall be effective when a duly executed original of the same is included by the Managing Member among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Series Designation shall be deemed to have been established and the Interests of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Series Designation establishing a Series may set forth specific provisions governing the rights of such Series against a Member associated with such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such Series Designation). In the event of a conflict between the terms and conditions of this Agreement and a Series Designation, the terms and conditions of the Series Designation shall prevail.

(d) Assets and Liabilities Associated with a Series.

(i) Assets Associated with a Series. All consideration received by the Company for the issuance or sale of Interests of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (“**assets**”), shall, subject to the provisions of this Agreement, be held for the benefit of the Series or the Members associated with such Series, and not for the benefit of the Members associated with any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets associated with any other Series. Such assets are herein referred to as “**assets associated with**” that Series. In the event that there are any assets in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate such assets to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable, and in accordance with the Allocation Policy, and any asset so allocated to a particular Series shall thereupon be deemed to be an asset associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this paragraph shall be conclusive and binding upon the Members associated with each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Managing Member shall not commingle the assets of one Series with the assets of any other Series.

(ii) Liabilities Associated with a Series. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (“**liabilities**”) with respect to a particular Series shall be charged against the assets associated with that Series. Such liabilities are herein referred to as “**liabilities associated with**” that Series. In the event that there are any liabilities in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable and in accordance with the Allocation Policy, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this Section shall be conclusive and binding upon the Members associated with each and every Series. All liabilities associated with a Series shall be enforceable against the assets associated with that Series only, and not against the assets associated with the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets associated with any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily associated with a particular Series to, between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Managing Member has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18-215(b) of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18-207 of the Delaware Act of setting forth such notice in the Certificate of Formation) shall apply to the Company and each Series.

(iii) Distributions. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Interests in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, shall be effected by the Company other than from the assets associated with that Series, nor shall any Member or former Member associated with a Series otherwise have any right or claim against the assets associated with any other Series (except to the extent that such Member or former Member has such a right or claim hereunder as a Member or former Member associated with such other Series or in a capacity other than as a Member or former Member).

(e) Ownership of Series Assets. Title to and beneficial interest in Series Assets shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in specific Series Assets or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its interest in the Company, any Series or any Series Assets. Any Series Assets may be held or registered in the name of the relevant Series, in the name of a nominee or as the Managing Member may determine; *provided*, *however*, that Series Assets shall be recorded as the assets of the relevant Series on the Company’s books and records, irrespective of the name in which legal title to such Series Assets is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Assets to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by the Managing Member or its agents without inquiry as to the authority of the person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(f) Prohibition on Issuance of Preference Interests. No Interests shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in the applicable Series Designation on or prior to the date of the Initial Offering of any interests of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Series Designation, the "**Interest Designation**").

Section 3.4 Authorization to Issue Interests.

(a) The Company may issue Interests, and options, rights and warrants relating to Interests, for any Company or Series purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Managing Member shall determine, all without the approval of the Economic Members. Each Interest shall have the rights and be governed by the provisions set forth in this Agreement (including any Series Designation).

(b) Subject to Section 6.3(a)(i), and unless otherwise provided in the applicable Series Designation, the Company is authorized to issue in respect of each Series an unlimited number of Interests. All Interests issued pursuant to, and in accordance with the requirements of, this ARTICLE III shall be validly issued Interests in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Series Designation).

Section 3.5 Voting Rights of Interests Generally. Unless otherwise provided in this Agreement or any Series Designation, (i) each Record Holder of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of Interests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of Interests are entitled to vote, (iii) Record Holders of a particular Series of Interest shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1(h) and no such Interests shall be deemed Outstanding for purposes of any such vote.

Section 3.6 Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interests.

Section 3.7 Splits.

(a) Subject to paragraph (c) of this Section and Section 3.4, and unless otherwise provided in any Interest Designation, the Company may make a pro rata distribution of Interests of a Series to all Record Holders of such Series, or may effect a subdivision or combination of Interests of any Series, in each case, on an equal per Interest basis and so long as, after any such event, any amounts calculated on a per Interest basis or stated as a number of Interests are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Interests is declared, the Managing Member shall select a date as of which the distribution, subdivision or combination shall be effective. The Managing Member shall send notice thereof at least 20 days prior to the date of such distribution, subdivision or combination to each Record Holder as of a date not less than 10 days prior to the date of such distribution, subdivision or combination. The Managing Member also may cause a firm of independent public accountants selected by it to calculate the number of Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing Member shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Subject to Section 3.4 and unless otherwise provided in any Series Designation, the Company shall not issue fractional Interests upon any distribution, subdivision or combination of Interests. If a distribution, subdivision or combination of Interests would otherwise result in the issuance of fractional Interests, each fractional Interest shall be rounded to the nearest whole Interest (and a 0.5 Interest shall be rounded to the next higher Interest).

Section 3.8 Agreements. The rights of all Members and the terms of all Interests are subject to the provisions of this Agreement (including any Series Designation).

ARTICLE IV - REGISTRATION AND TRANSFER OF INTERESTS.

Section 4.1 Maintenance of a Register. Subject to the restrictions on Transfer and ownership limitations contained below:

(a) The Company shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Interests and information regarding the Transfer of each of the Interests. The Managing Member is hereby initially appointed as registrar and transfer agent of the Interests, provided that the Managing Member may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Interests and Transfers of such Interests as herein provided, including as set forth in any Series Designation.

(b) Upon acceptance by the Managing Member of the Transfer of any Interest, each transferee of an Interest: (i) shall be admitted to the Company as a Substitute Economic Member with respect to the Interests so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company; (ii) shall be deemed to agree to be bound by the terms of this Agreement by completing a Form of Adherence to the reasonable satisfaction of the Managing Member in accordance with Section 4.2(g)(ii); (iii) shall become the Record Holder of the Interests so transferred; (iv) grants powers of attorney to the Managing Member and any Liquidator of the Company and each of their authorized officers and attorneys in fact, as the case may be, as specified herein; and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Interests and the admission of any new Economic Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Economic Members.

(c) Nothing contained in this Agreement shall preclude the settlement of any transactions involving Interests entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading, if any.

Section 4.2 <u>Ownership Limitations</u>.

(a) No Transfer of any Economic Members Interest, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a substituted Economic Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion as further described in this Section 4.2. In the event of any Transfer, all of the conditions of the remainder of this Section must also be satisfied. Notwithstanding the foregoing but subject to Section 3.6, assignment of the economic benefits of ownership of Interests may be made without the Managing Members consent, provided that the assignee is not an ineligible or unsuitable investor under applicable law.

(b) No Transfer of any Economic Members Interests, whether voluntary or involuntary, shall be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the Company, that such Transfer will not, unless waived by the Managing Member:

(i) result in the transferee directly or indirectly owning in excess of the Aggregate Ownership Limit;

(ii) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series of Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless such Interests have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

(iii) cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

(iv) adversely affect the Company or such Series, or subject the Company, the Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject;

(v) require registration of the Company, any Series or any Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

(vi) violate or be inconsistent with any representation or warranty made by the transferring Economic Member.

(c) The transferring Economic Member, or such Economic Member's legal representative, shall give the Managing Member prior written notice before making any voluntary Transfer and notice within 30 days after any involuntary Transfer (unless such notice period is otherwise waived by the Managing Member), and shall provide sufficient information to allow legal counsel acting for the Company to make the determination that the proposed Transfer will not result in any of the consequences referred to in paragraphs (b)(i) through (b)(vi) above. If a Transfer occurs by reason of the death of an Economic Member or assignee, the notice may be given by the duly authorized representative of the estate of the Economic Member or assignee. The notice must be supported by proof of legal authority and valid assignment in form and substance acceptable to the Managing Member.

(d) In the event any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Economic Members interest in the Company, the Managing Member may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as an Economic Member had pursuant to the provisions of this Agreement.

(e) A transferee shall be entitled to any future distributions attributable to the Interests transferred to such transferee and to transfer such Interests in accordance with the terms of this Agreement; *provided*, *however*, that such transferee shall not be entitled to the other rights of an Economic Member as a result of such Transfer until he or she becomes a Substitute Economic Member.

(f) The Company and each Series shall incur no liability for distributions made in good faith to the transferring Economic Member until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

(g) Notwithstanding any other provision of this Agreement to the contrary, any Substitute Economic Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Managing Member may require, in its sole discretion:

(i) the transferring Economic Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Managing Member;

(ii) each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Economic Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Managing Member);

(iii) each transferee to provide all the information required by the Managing Member to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

(iv) payment by the transferring Economic Member, in full, of the costs and expenses referred to in paragraph (h) below,

and no Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Economic Member shall be admitted to the Company as an Economic Member unless and until each of these requirements has been satisfied or, at the sole discretion of the Managing Member, waived by the Managing Member.

(h) The transferring Economic Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

Section 4.3 Transfer of Interests and Obligations of the Managing Member.

(a) The Managing Member may Transfer all Interests acquired by the Managing Member (including all Interests acquired by the Managing Member in the Initial Offering pursuant to Section 3.1(h)) at any time and from time to time following the closing of the Initial Offering.

(b) The Economic Members hereby authorize the Managing Member to assign its rights, obligations and title as Managing Member to an Affiliate of the Managing Member without the prior consent of any other Person and, in connection with such transfer, designate such Affiliate of the Managing Member as a successor Managing Member; *provided* that the Managing Member shall notify the applicable Economic Members of such change in the next regular communication to such Economic Members.

(c) Except as set forth in Section 4.3(b) above, in the event of the resignation of the Managing Member of its rights, obligations and title as Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the Interests held by Economic Members shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the Company until such date as a successor Managing Member is elected pursuant to the terms of this Section 4.3(c).

Section 4.4 Remedies for Breach. If the Managing Member shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this ARTICLE IV, the Managing Member shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including causing the Company to redeem shares, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

ARTICLE V - MANAGEMENT AND OPERATION
OF THE COMPANY AND EACH SERIES

Section 5.1 **Power and Authority of Managing Member.** Except as explicitly set forth in this Agreement, the Managing Member, as appointed pursuant to Section 3.1(h) of this Agreement, shall have full power and authority to do, and to direct the Officers (if any) to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, in each case without the consent of the Economic Members, including the following:

(a) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of a Series, an Operating Expenses Reimbursement Obligation, or indebtedness that is convertible into Interests, and the incurring of any other obligations;

(b) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company or any Series (including the filing of periodic reports on Forms 1-K, 1-SA and 1-U with the U.S. Securities and Exchange Commission), and the making of any tax elections;

(c) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or any Series or the merger or other combination of the Company with or into another Person and for the avoidance of doubt, any action taken by the Managing Member pursuant to this sub-paragraph shall not require the consent of the Economic Members;

(d) (i) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Company and the repayment of obligations of the Company, and (ii) the use of the assets of a Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series;

(e) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company or any Series under contractual arrangements to all or particular assets of the Company or any Series);

(f) the declaration and payment of distributions of Free Cash Flows or other assets to Members associated with a Series;

(g) the election and removal of Officers of the Company or associated with any Series;

(h) the appointment of the Property Manager in accordance with the terms of this Agreement;

(i) the selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such Persons;

(j) the solicitation of proxies from holders of any Series of Interests issued on or after the date of this Agreement that entitles the holders thereof to vote on any matter submitted for consent or approval of Economic Members under this Agreement;

(k) the maintenance of insurance for the benefit of the Company, any Series and the Indemnified Persons and the reinvestment by the Managing Member, in its sole discretion, of any proceeds received by such Series from an insurance claim in a replacement Series Asset which is substantially similar to that which comprised the Series Asset prior to the event giving rise to such insurance payment;

(l) the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

(m) the placement of any Free Cash Flow funds in deposit accounts in the name of a Series or of a custodian for the account of a Series, or to invest those Free Cash Flow funds in any other investments for the account of such Series, in each case pending the application of those Free Cash Flow funds in meeting liabilities of the Series or making distributions or other payments to the Members (as the case may be);

(n) the control of any matters affecting the rights and obligations of the Company or any Series, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

(o) the indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

(p) the giving of consent of or voting by the Company or any Series in respect of any securities that may be owned by the Company or such Series;

(q) the waiver of any condition or other matter by the Company or any Series;

(r) the entering into of listing agreements with any National Securities Exchange or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

(s) the issuance, sale or other disposition, and the purchase or other acquisition, of Interests or options, rights or warrants relating to Interests;

(t) the registration of any offer, issuance, sale or resale of Interests or other securities or any Series issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Interests or other securities by Members or other security holders);

(u) the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company or any Series;

(v) the adoption, amendment and repeal of the Allocation Policy;

(w) the selection of auditors for the Company and any Series;

(x) the selection of any transfer agent or depositor for any securities of the Company or any Series, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

(y) unless otherwise provided in this Agreement or the Series Designation, the calling of a vote of the Economic Members as to any matter to be voted on by all Economic Members of the Company or if a particular Series, as applicable.

The authority and functions of the Managing Member, on the one hand, and of the Officers (if any), on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL in addition to the powers that now or hereafter can be granted to managers under the Delaware Act. No Economic Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or any Series or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company or any Series.

Section 5.2 Determinations by the Managing Member. In furtherance of the authority granted to the Managing Member pursuant to Section 5.1 of this Agreement, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Managing Member consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and each Series and every holder of Interests:

(i) the amount of Free Cash Flow of any Series for any period and the amount of assets at any time legally available for the payment of distributions on Interests of any Series;

(ii) the amount of paid in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

(iii) any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any Series;

(iv) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by any Series or of any Interests;

(v) the number of Interests within a Series;

(vi) any matter relating to the acquisition, holding and disposition of any assets by any Series;

(vii) the evaluation of any competing interests among the Series and the resolution of any conflicts of interests among the Series;

(viii) each of the matters set forth in Section 5.1(a) through Section 5.1(y); or

(ix) any other matter relating to the business and affairs of the Company or any Series or required or permitted by applicable law, this Agreement or otherwise to be determined by the Managing Member.

Section 5.3 Delegation. The Managing Member may delegate to any Person or Persons any of the powers and authority vested in it hereunder, and may engage such Person or Persons to provide administrative, compliance, technological and accounting services to the Company, on such terms and conditions as it may consider appropriate.

Section 5.4 Advisory Board.

(a) The Managing Member may establish an "**Advisory Board**" comprised of members of the Managing Members expert network and external advisors. The Advisory Board will be available to provide guidance to the Managing Member on the strategy and progress of the Company. Additionally, the Advisory Board may: (i) be consulted with by the Managing Member in connection with the acquisition and disposal of a Series Asset; (ii) conduct an annual review of the Company's acquisition policy; (iii) provide guidance with respect to, material conflicts arising or that are reasonably likely to arise with the Managing Member, on the one hand, and the Company, a Series or the Economic Members, on the other hand, or the Company or a Series, on the one hand, and another Series, on the other hand; (iv) approve any material transaction between the Company or a Series and the Managing Member or any of its Affiliates, another Series or an Economic Member (other than the purchase of interests in such Series); (v) provide guidance with respect to fees, expenses, assets, revenues and availability of funds for distribution with respect to each Series on an annual basis; and (vi) approve any service providers appointed by the Managing Member in respect of the Series Assets.

(b) If the Advisory Board determines that any member of the Advisory Boards interests conflict to a material extent with the interests of a Series or the Company as a whole, such member of the Advisory Board shall be excluded from participating in any discussion of the matters to which that conflict relates and shall not participate in the provision of guidance to the Managing Member in respect of such matters, unless a majority of the other members of the Advisory Board determines otherwise.

(c) The members of the Advisory Board shall not be entitled to compensation by the Company or any Series in connection with their role as members of the Advisory Board (including compensation for attendance at meetings of the Advisory Board); *provided, however,* the Company or any applicable Series shall reimburse a member of the Advisory Board for any out-of-pocket expenses or Operating Expenses actually incurred by it or any of its Affiliates on behalf of the Company or a Series when acting upon the Managing Members instructions or pursuant to a written agreement between the Company or a Series and such member of the Advisory Board or its Affiliates.

(d) The members of the Advisory Board shall not be deemed managers or other persons with duties to the Company or any Series (under Sections 18-1101 or 18-1104 of the Delaware Act or under any other applicable law or in equity) and shall have no fiduciary duty to the Company or any Series. The Managing Member shall be entitled to rely upon, and shall be fully protected in relying upon, reports and information of the Advisory Board to the extent the Managing Member reasonably believes that such matters are within the professional or expert competence of the members of the Advisory Board, and shall be protected under Section 18-406 of the Delaware Act in relying thereon.

Section 5.5 Exculpation, Indemnification, Advances and Insurance.

(a) Subject to other applicable provisions of this ARTICLE V, including Section 5.7, the Indemnified Persons shall not be liable to the Company or any Series for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company or any Series, this Agreement or any investment made or held by the Company or any Series, including with respect to any acts or omissions made while serving at the request of the Company or on behalf of any Series as an officer, director, member, partner, fiduciary or trustee of another Person, other than such acts or omissions that have been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The Indemnified Persons shall be indemnified by the Company and, to the extent Expenses and Liabilities are associated with any Series, each such Series, in each case, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, "**Expenses and Liabilities**") arising from the performance of any of their duties or obligations in connection with their service to the Company or each such Series or this Agreement, or any investment made or held by the Company, each such Series, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a manager of the Company or such Series under Delaware law, an Officer of the Company or associated with such Series, a member of the Advisory Board or an officer, director, member, partner, fiduciary or trustee of another Person; *provided* that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Person's fraud, willful misconduct or gross negligence. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Series (including any indebtedness which the Company or any Series has assumed or taken subject to), and the Managing Member or the Officers are hereby authorized and empowered, on behalf of the Company or any Series, to enter into one or more indemnity agreements consistent with the provisions of this Section in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this paragraph that the Company and each applicable Series indemnify each Indemnified Person to the fullest extent permitted by law; *provided* that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Person's fraud, willful misconduct or gross negligence.

(b) The provisions of this Agreement, to the extent they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, including Section 5.7, are agreed by each Member to modify such duties and liabilities of the Indemnified Person to the maximum extent permitted by law.

(c) Any indemnification under this Section (unless ordered by a court) shall be made by each applicable Series. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in connection therewith.

(d) Any Indemnified Person may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under paragraph (a). The basis of such indemnification by a court shall be a determination by such court that indemnification of the Indemnified Person is proper in the circumstances because such Indemnified Person has met the applicable standards of conduct set forth in paragraph (a). Neither a contrary determination in the specific case under paragraph (c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Indemnified Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this paragraph shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Indemnified Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e) To the fullest extent permitted by law, expenses (including attorneys' fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may, at the option of the Managing Member, be paid by each applicable Series in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by each such Series as authorized in this Section.

(f) The indemnification and advancement of expenses provided by or granted pursuant to this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement (including any Series Designation), vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the persons specified in paragraph (a) shall be made to the fullest extent permitted by law. The provisions of this Section shall not be deemed to preclude the indemnification of any person who is not specified in paragraph (a) but whom the Company or an applicable Series has the power or obligation to indemnify under the provisions of the Delaware Act.

(g) The Company and any Series may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Person's status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section.

(h) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under this Section.

(i) The Company and any Series may, to the extent authorized from time to time by the Managing Member, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company or such Series.

(j) If this Section or any portion of this Section shall be invalidated on any ground by a court of competent jurisdiction each applicable Series shall nevertheless indemnify each Indemnified Person as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(k) Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel, accountants, and other experts, and any act or omission by such Person on behalf of the Company or any Series in furtherance of the interests of the Company or such Series in good faith in reliance upon, and in accordance with, the advice of such legal counsel, accountants or other experts will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions; *provided* that such legal counsel, accountants, or other experts were selected with reasonable care by or on behalf of such Indemnified Person.

(l) An Indemnified Person shall not be denied indemnification in whole or in part under this Section because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m) Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company or any Series (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section, to the maximum extent permitted by law.

(n) The Managing Member shall, in the performance of its duties, be fully protected in relying in good faith upon the records of the Company and any Series and on such information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company or associated with any Series, or by any other Person as to matters the Managing Member reasonably believes are within such other Person's professional or expert competence (including the Advisory Board).

(o) Any amendment, modification or repeal of this Section or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any indemnitee under this Section as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an indemnitee hereunder prior to such amendment, modification or repeal.

Section 5.6 Duties of Officers.

(a) Except as set forth in Sections 5.5 and 5.7, as otherwise expressly provided in this Agreement or required by the Delaware Act, (i) the duties and obligations owed to the Company by the Officers shall be the same as the duties and obligations owed to a corporation organized under DGCL by its officers, and (ii) the duties and obligations owed to the Members by the Officers shall be the same as the duties and obligations owed to the stockholders of a corporation under the DGCL by its officers.

(b) The Managing Member shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through the duly authorized Officers of the Company or associated with a Series, and the Managing Member shall not be responsible for the misconduct or negligence on the part of any such Officer duly appointed or duly authorized by the Managing Member in good faith.

Section 5.7 Standards of Conduct and Modification of Duties of the Managing Member. Notwithstanding anything to the contrary herein or under any applicable law, including Section 18-1101(c) of the Delaware Act, the Managing Member, in exercising its rights hereunder in its capacity as the managing member of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any Economic Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Delaware Act or under any other applicable law or in equity. The Managing Member shall not have any duty (including any fiduciary duty) to the Company, any Series, the Economic Members or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. This Section shall not in any way reduce or otherwise limit the specific obligations of the Managing Member expressly provided in this Agreement or in any other agreement with the Company or any Series.

Section 5.8 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Managing Member and any Officer of the Company or any Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company or such Series and to enter into any contracts on behalf of the Company or such Series, and such Person shall be entitled to deal with the Managing Member or any Officer as if it were the Company's or such Series sole party in interest, both legally and beneficially. Each Economic Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Member or any Officer in connection with any such dealing. In no event shall any Person dealing with the Managing Member or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Managing Member or any Officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 5.9 Certain Conflicts of Interest. The resolution of any Conflict of Interest approved by the Advisory Board shall be conclusively deemed to be fair and reasonable to the Company and the Members and not a breach of any duty hereunder at law, in equity or otherwise.

Section 5.10 Appointment of the Property Manager. The Managing Member exercises ultimate authority over the Series Assets. Pursuant to Section 5.3, the Managing Member has the right to delegate its responsibilities under this Agreement in respect of the management of the Series Assets. The Managing Member has agreed, on behalf of the Company, to appoint a Property Manager to manage each Series Asset on a discretionary basis, and to exercise, to the exclusion of the Managing Member (but under the supervision and authority of the Managing Member), all the powers, rights and discretions conferred on the Managing Member in respect of each Series Assets and the Managing Member, on behalf of each Series, will enter into a Property Management Agreement pursuant to which the Property Manager is formally appointed to manage the Series Assets. The consideration payable to the Property Manager for managing the Series Assets will be the Property Management Fee.

ARTICLE VI - FEES AND EXPENSES

Section 6.1 Cost to acquire the Series Asset; Brokerage Fee; Offering Expenses; Acquisition Expenses; Sourcing Fee. The following fees, costs and expenses in connection with any Initial Offering and the sourcing and acquisition of a Series Asset shall be borne by the relevant Series (except in the case of an unsuccessful Offering, in which case all Abort Costs shall be borne by the Managing Member, and except to the extent assumed by the Managing Member in writing):

(a) Cost to acquire the Series Asset;

(b) Brokerage Fee;

(c) Offering Expenses;

(d) Acquisition Expenses; and

(e) Sourcing Fee.

Section 6.2 Operating Expenses; Dissolution Fees. Each Series shall be responsible for its Operating Expenses, all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with Section 6.4.

Section 6.3 Asset Management Fee. On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Interests in a Series, the Series shall pay the Managing Member the Asset Management Fee, payable quarterly in arrears, equal to 0.5% of Asset Value as of the last day of the immediately preceding quarter.

Section 6.4 Excess Operating Expenses; Further Issuance of Interests; Operating Expenses Reimbursement Obligation(s).

(a) If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its Operating Expenses, the Managing Member may:

(i) issue additional Interests in such Series in accordance with Section 3.4. Economic Members shall be notified in writing at least 10 Business Days in advance of any proposal by the Managing Member to issue additional Interests pursuant to this Section; and/or

(ii) pay such excess Operating Expenses and not seek reimbursement; and/or

(iii) enter into an agreement pursuant to which the Managing Member loans to the Company an amount equal to the remaining excess Operating Expenses (the "**Operating Expenses Reimbursement Obligation(s)**"). The Managing Member, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such purpose in accordance with ARTICLE VII.

Section 6.5 Allocation of Expenses. Any Brokerage Fee, Offering Expenses, Acquisition Expenses, Sourcing Fee and Operating Expenses shall be allocated by the Managing Member in accordance with the Allocation Policy.

Section 6.6 **Overhead of the Managing Member.** The Managing Member shall pay, and the Economic Members shall not bear the cost of: (i) any annual administration fee to the Broker or such other amount as is agreed between the Broker and the Managing Member from time to time; (ii) all of the ordinary overhead and administrative expenses of the Managing Member, including all costs and expenses on account of rent, utilities, insurance, office supplies, office equipment, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, travel, entertainment, salaries and bonuses, but excluding any Operating Expenses; (iii) any Abort Costs; and (iv) such other amounts in respect of any Series as it shall agree in writing or as is explicitly set forth herein, including in the definition of Operating Expenses, or in any Offering Document.

ARTICLE VII – DISTRIBUTIONS

Section 7.1 **Application of Cash.** Subject to Section 7.3, ARTICLE XI and any Interest Designation, any Free Cash Flows of each Series after (i) repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations, including any accrued interest as there may be, and (ii) the creation of such reserves as the Managing Member deems necessary, in its sole discretion, to meet future Operating Expenses, shall be applied and distributed, 100% by way of distribution to the Members of such Series (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member or its Affiliates).

Section 7.2 **Application of Amounts upon the Liquidation of a Series.** Subject to Section 7.3 and Article XI and any Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed as follows:

(a) First, 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

(b) Second, 20% to the Managing Member and 80% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

Section 7.3 **Timing of Distributions.**

(a) Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Managing Member shall pay distributions to the Members associated with such Series pursuant to Section 7.1, at such times as the Managing Member shall reasonably determine, and pursuant to Section 7.2, as soon as reasonably practicable after the relevant amounts have been received by the Series; *provided* that the Managing Member shall not be obliged to make any distribution pursuant to this Section 7.3(a) (i) unless there are sufficient amounts available for such distribution or (ii) which, in the reasonable opinion of the Managing Member, would or might leave the Company or such Series with insufficient funds to meet any future contemplated obligations or contingencies, including to meet any Operating Expenses and outstanding Operating Expenses Reimbursement Obligations (and the Managing Member is hereby authorized to retain any amounts within the Company to create a reserve to meet any such obligations or contingencies), or which otherwise may result in the Company or such Series having unreasonably small capital for the Company or such Series to continue its business as a going concern. Subject to the terms of any Series Designation (including the preferential rights, if any, of holders of any other class of Interests of the applicable Series), distributions shall be paid to the holders of the Interests of a Series on an equal per Interest basis as of the Record Date selected by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in any Series if such distribution would violate the Delaware Act or other applicable law.

(b) Notwithstanding Section 7.2 and Section 7.3(a), in the event of the termination and liquidation of a Series, all distributions shall be made in accordance with, and subject to the terms and conditions of, ARTICLE XI.

(c) Each distribution in respect of any Interests of a Series shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Interests as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company's and such Series liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 7.4 Distributions in Kind. Distributions in kind of the entire or part of a Series Asset to Members are prohibited.

ARTICLE VIII - BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting.

(a) The Managing Member shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Managing Member appropriate books and records with respect to the business of the Company and each Series, including all books and records necessary to provide to the Economic Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Managing Member; *provided* that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement.

(b) Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Members Interest as a member of the Company (as reasonably determined by the Managing Member) to such information pertaining to the Company as a whole and to each Series in which such Member has an Interest, as provided in Section 18-305 of the Delaware Act; *provided* that, prior to such Member having the ability to access such information, the Managing Member shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Managing Member. For the avoidance of doubt, except as may be required pursuant to Article X, a Member shall only have access to the information (including any Series Designation) referenced with respect to any Series in which such Member has an Interest and not to any Series in which such Member does not have an Interest.

(c) Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member shall use its commercially reasonable efforts to circulate to each Economic Member electronically by e-mail or made available via an online platform:

(i) a financial statement of such Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

(ii) confirmation of the number of Interests in each Series Outstanding as of the end of the most recent fiscal year;

provided that, notwithstanding the foregoing, if the Company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with this Section 8.1(c) and no further or earlier financial reports shall be required to be provided to the Economic Members of the applicable Series with such reporting requirement.

Section 8.2 Fiscal Year. Unless otherwise provided in a Series Designation, the fiscal year for tax and financial reporting purposes of each Series shall be a calendar year ending December 31 unless otherwise required by the Code. The fiscal year for financial reporting purposes of the Company shall be a calendar year ending December 31.

ARTICLE IX - TAX MATTERS

The Company intends to be taxed as a partnership or a disregarded entity for federal income tax purposes and will not make any election or take any action that could cause it to be treated as an association taxable as a corporation under Subchapter C of the Code. The Company will make an election on IRS Form 8832 for each Series to be treated as an association taxable as a corporation under Subchapter C of the Code and not as a partnership under Subchapter K of the Code. The Managing Member shall be the "tax matters representative" of the Company and each Series pursuant to Section 6223(a) of the Code (the "**Tax Matters Representative**"). The Tax Matters Representative shall have the power to file tax returns for the Company and each Series, and to manage and control on behalf of the Company and Series any administrative proceeding with the Internal Revenue Service relating to the determination of any item of the Company's or Series's income, gain, loss, deduction, or credit for Federal income tax purposes. In addition, the Tax Matters Representative shall be authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company and Series by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company and Series for professional services and costs associated therewith. The Tax Matters Representative shall provide all Members with notices of all such proceedings and other information as required by law. The Tax Matters Representative shall keep the Members timely informed of his or her activities under this Section. The Tax Matters Representative may prepare and file protests or other appropriate responses to such audits. The Tax Matters Representative shall select counsel to represent the Company and Series in connection with any audit conducted by the Internal Revenue Service or by any state or local authority. All costs incurred in connection with the foregoing activities, including legal and accounting costs, shall be borne by the Company or Series, as applicable. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably required by the Tax Matters Representative in connection with the conduct of all such proceedings.

ARTICLE X - REMOVAL OF THE MANAGING MEMBER

Economic Members of the Company acting by way of a Super Majority Vote may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the Company and which has a material adverse effect the Company. The Managing Member shall call a meeting of all of the Economic Members of the Company within 30 calendar days of such final non-appealable judgment of a court of competent jurisdiction, at which the Economic Members may (i) by Super Majority Vote, remove the Managing Member of the Company and each relevant Series in accordance with this ARTICLE X and (ii) if the Managing Member is so removed, by a plurality, appoint a replacement Managing Member or the liquidation and dissolution and termination the Company and each of the Series in accordance with ARTICLE XI. If the Managing Member fails to call a meeting as required by this Article X, then any Economic Member shall have the ability to demand a list of all Record Holders of the Company pursuant to Section 8.1(b) and to call a meeting at which such a vote shall be taken. In the event of its removal, the Managing Member shall be entitled to receive all amounts that have accrued and are then currently due and payable to it pursuant to this Agreement but shall forfeit its right to any future distributions. If the Managing Member of a Series and the Property Manager of a Series shall be the same Person or controlled Affiliates, then the Managing Member's or such Affiliate's appointment as Property Manager of such Series shall concurrently automatically terminate. Prior to its admission as a Managing Member of any Series, any replacement Managing Member shall acquire the Interests held by the departing Managing Member in such Series for fair market value and in cash immediately payable on the Transfer of such Interests and appoint a replacement Property Manager on the same terms and conditions set forth herein and in the Property Management Agreement. For the avoidance of doubt, if the Managing Member is removed as Managing Member of the Company it shall also cease to be Managing Member of each of the Series.

ARTICLE XI - DISSOLUTION, TERMINATION AND LIQUIDATION

Section 11.1 Dissolution and Termination.

(a) The Company shall not be dissolved by the admission of Substitute Economic Members or Additional Economic Members or the withdrawal of a transferring Member following a Transfer associated with any Series. The Company shall dissolve, and its affairs shall be wound up, upon:

(i) an election to dissolve the Company by the Managing Member;

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of all Series (which shall include the obsolesce of the Series Assets) and the subsequent election to dissolve the Company by the Managing Member;

(iii) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act;

(iv) at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act; or

(v) a vote by the Economic Members to dissolve the Company following the for-cause removal of the Managing Member in accordance with ARTICLE X.

(b) A Series shall not be terminated by the admission of Substitute Economic Members or Additional Economic Members or the withdrawal of a transferring Member following a Transfer associated with any Series. Unless otherwise provided in the Series Designation, a Series shall terminate, and its affairs shall be wound up, upon:

(i) the dissolution of the Company pursuant to Section 11.1(a);

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of such Series (which shall include the obsolesce of the Series Asset) and the subsequent election to dissolve the Company by the Managing Member. The termination of the Series pursuant to this sub-paragraph shall not require the consent of the Economic Members;

(iii) an event set forth as an event of termination of such Series in the Series Designation establishing such Series;

(iv) an election to terminate the Series by the Managing Member; or

(v) at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c) The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act shall be strictly prohibited.

Section 11.2 Liquidator. Upon dissolution of the Company or termination of any Series, the Managing Member shall select one or more Persons (which may be the Managing Member) to act as Liquidator. In the case of a dissolution of the Company, (i) the Liquidator shall be entitled to receive compensation for its services as Liquidator; (ii) the Liquidator shall agree not to resign at any time without 15 days prior notice to the Managing Member and may be removed at any time by the Managing Member; (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days be appointed by the Managing Member. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this ARTICLE XI, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing Member under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein. In the case of a termination of a Series, other than in connection with a dissolution of the Company, the Managing Member shall act as Liquidator.

Section 11.3 Liquidation of a Series. In connection with the liquidation of a Series, whether as a result of the dissolution of the Company or the termination of such Series, the Liquidator shall proceed to dispose of the assets of such Series, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Sections 18 215 and 18 804 of the Delaware Act, the terms of any Series Designation and the following:

(a) Subject to Section 11.3(c), the assets may be disposed of by public or private sale on such terms as the Liquidator may determine. The Liquidator may defer liquidation for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members associated with such Series.

(b) Liabilities of each Series include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 11.2) as well as any outstanding Operating Expenses Reimbursement Obligations and any other amounts owed to Members associated with such Series otherwise than in respect of their distribution rights under ARTICLE VII. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of Free Cash Flows or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.

(c) Subject to the terms of any Series Designation (including the preferential rights, if any, of holders of any other class of Interests of the applicable Series), all property and all Free Cash Flows in excess of that required to discharge liabilities as provided in Section 11.3(b) shall be distributed to the holders of the Interests of the Series on an equal per Interest basis, and in accordance with Section 7.2.

Section 11.4 Cancellation of Certificate of Formation. In the case of a dissolution of the Company, upon the completion of the distribution of all Free Cash Flows and property in connection the termination of all Series (other than the reservation of amounts for payments in respect of the satisfaction of liabilities of the Company or any Series), the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken by the Liquidator or the Managing Member, as applicable.

Section 11.5 Return of Contributions. None of any Member, the Managing Member or any Officer of the Company or associated with any Series or any of their respective Affiliates, officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company or any Series to enable it to effectuate, the return of the Capital Contributions of the Economic Members associated with a Series, or any portion thereof, it being expressly understood that any such return shall be made solely from Series Assets.

Section 11.6 Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company or Series Assets.

ARTICLE XII - AMENDMENT OF AGREEMENT OR SERIES DESIGNATION

Section 12.1 General. Except as provided in Section 12.2, the Managing Member may amend any of the terms of this Agreement or any Series Designation as it determines in its sole discretion and without the consent of any of the Economic Members. Without limiting the foregoing, the Managing Member, without the approval of any Economic Member, may amend any provision of this Agreement or any Series Designation, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change that the Managing Member determines to be necessary or appropriate in connection with any action taken or to be taken by the Managing Member pursuant to the authority granted in ARTICLE V hereof;

(b) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(c) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement, any Series Designation;

(d) a change that the Managing Member determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that each Series will continue to be taxed as an entity for U.S. federal income tax purposes;

(e) a change that the Managing Member determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act);

(f) a change that the Managing Member determines to be necessary, desirable or appropriate to facilitate the trading of the Interests (including the division of any class or classes or series of Outstanding Interests into different classes or Series to facilitate uniformity of tax consequences within such classes or Series) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Managing Member deems to be in the best interests of the Company and the Members;

(g) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or any Series Designation or is otherwise contemplated by this Agreement or any Series Designation;

(h) a change in the fiscal year or taxable year of the Company or any Series and any other changes that the Managing Member determines to be necessary or appropriate;

(i) an amendment that the Managing Member determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Managing Member, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j) an amendment that the Managing Member determines to be necessary or appropriate in connection with the establishment or creation of additional Series pursuant to Section 3.3 or the authorization, establishment, creation or issuance of any class or series of Interests of any Series pursuant to Section 3.4 and the admission of Additional Economic Members;

(k) any other amendment other than an amendment expressly requiring consent of the Economic Members as set forth in Section 12.2; and

(l) any other amendments substantially similar to the foregoing.

Section 12.2 Certain Amendment Requirements. Notwithstanding the provisions of Section 12.1, no amendment to this Agreement shall be made without the consent of the Economic Members holding of a majority of the Outstanding Interests, that:

(a) decreases the percentage of Outstanding Interests required to take any action hereunder;

(b) materially adversely affects the rights of any of the Economic Members (including adversely affecting the holders of any particular Series of Interests as compared to holders of other series of Interests);

(c) modifies Section 11.1(a) or gives any Person the right to dissolve the Company; or

(d) modifies the term of the Company.

Section 12.3 Amendment Approval Process. If the Managing Member desires to amend any provision of this Agreement or any Series Designation, other than as permitted by Section 12.1, then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and then call a meeting of the Members entitled to vote in respect thereof for the consideration of such amendment. Amendments to this Agreement or any Series Designation may be proposed only by or with the consent of the Managing Member. Such meeting shall be called and held upon notice in accordance with ARTICLE XIII of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Managing Member shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of all Series then Outstanding, voting together as a single class, unless a greater percentage is required under this Agreement or by Delaware law. The Company shall deliver to each Member prompt notice of the adoption of every amendment made to this Agreement or any Series Designation pursuant to this ARTICLE XII.

ARTICLE XIII - MEMBER MEETINGS

Section 13.1 Meetings. The Company shall not be required to hold an annual meeting of the Members. The Managing Member may, whenever it thinks fit, convene meetings of the Company or any Series. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting.

Section 13.2 Quorum. No business shall be transacted at any meeting unless a quorum of Members is present at the time when the meeting proceeds to business; in respect of meetings of the Company, Members holding 50% of Interests, and in respect of meetings of any Series, Members holding 50% of Interests in such Series, present in person or by proxy shall be a quorum. In the event a quorum is not present, the Managing Member may adjourn or cancel the meeting, as it determines in its sole discretion.

Section 13.3 Chairman. Any designee of the Managing Member shall preside as chairman of any meeting of the Company or any Series.

Section 13.4 Voting Rights. Subject to the provisions of any class or series of Interests of any Series then Outstanding, the Members shall be entitled to vote only on those matters provided for under the terms of this Agreement.

Section 13.5 Extraordinary Actions. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of Interests entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 13.6 Managing Member Approval. Other than as provided for in ARTICLE X, the submission of any action of the Company or a Series to Members for their consideration shall first be approved by the Managing Member.

Section 13.7 Action By Members without a Meeting. Any Series Designation may provide that any action required or permitted to be taken by the holders of the Interests to which such Series Designation relates may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

Section 13.8 Managing Member. Unless otherwise expressly provided in this Agreement, the Managing Member or any of its Affiliates who hold any Interests shall not be entitled to vote in its capacity as holder of such Interests on matters submitted to the Members for approval, and no such Interests shall be deemed Outstanding for purposes of any such vote.

ARTICLE XIV - CONFIDENTIALITY

Section 14.1 Confidentiality Obligations. All information contained in the accounts and reports prepared in accordance with ARTICLE VIII and any other information disclosed to an Economic Member under or in connection with this Agreement is confidential and non-public and each Economic Member undertakes to treat that information as confidential information and to hold that information in confidence. No Economic Member shall, and each Economic Member shall ensure that every person connected with or associated with that Economic Member shall not, disclose to any person or use to the detriment of the Company, any Series, any Economic Member or any Series Assets any confidential information which may have come to its knowledge concerning the affairs of the Company, any Series, any Economic Member, any Series Assets or any potential Series Assets, and each Economic Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. This Section 14.1 is subject to Section 14.2 and Section 14.3.

Section 14.2 Exempted information. The obligations set out in Section 14.1 shall not apply to any information which:

(a) is public knowledge and readily publicly accessible as of the date of such disclosure;

(b) becomes public knowledge and readily publicly accessible, other than as a result of a breach of this ARTICLE XIV; or

(c) has been publicly filed with the U.S. Securities and Exchange Commission.

Section 14.3 Permitted Disclosures. The restrictions on disclosing confidential information set out in Section 14.1 shall not apply to the disclosure of confidential information by an Economic Member:

(a) to any person, with the prior written consent of the Managing Member (which may be given or withheld in the Managing Members sole discretion);

(b) if required by law, rule or regulation applicable to the Economic Member (including disclosure of the tax treatment or consequences thereof), or by any Governmental Entity having jurisdiction over the Economic Member, or if requested by any Governmental Entity having jurisdiction over the Economic Member, but in each case only if the Economic Member (unless restricted by any relevant law or Governmental Entity): (i) provides the Managing Member with reasonable advance notice of any such required disclosure; (ii) consults with the Managing Member prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Managing Member to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Managing Member any confidential information held by the Economic Member or any person to whom the Economic Member has disclosed that confidential information in accordance with this Section); or

(c) to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this ARTICLE XIV.

ARTICLE XV - GENERAL PROVISIONS

Section 15.1 Addresses and Notices.

(a) Any notice to be served in connection with this Agreement shall be served in writing (which, for the avoidance of doubt, shall include e-mail) and any notice or other correspondence under or in connection with this Agreement shall be delivered to the relevant party at the address given in this Agreement (or, in the case of an Economic Member, in its Form of Adherence) or to such other address as may be notified in writing for the purposes of this Agreement to the party serving the document and that appears in the books and records of the relevant Series. The Company intends to make transmissions by electronic means to ensure prompt receipt and may also publish notices or reports on a secure electronic application to which all Members have access, and any such publication shall constitute a valid method of serving notices under this Agreement.

(b) Any notice or correspondence shall be deemed to have been served as follows:

(i) in the case of hand delivery, on the date of delivery if delivered before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following delivery;

(ii) in the case of service by U.S. registered mail, on the third Business Day after the day on which it was posted;

(iii) in the case of email (subject to oral or electronic confirmation of receipt of the email in its entirety), on the date of transmission if transmitted before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following transmission; and

(iv) in the case of notices published on an electronic application, on the date of publication if published before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following publication.

(c) In proving service (other than service by e-mail), it shall be sufficient to prove that the notice or correspondence was properly addressed and left at or posted by registered mail to the place to which it was so addressed.

(d) Any notice to the Company (including any Series) shall be deemed given if received by any member of the Managing Member at the principal office of the Company designated pursuant to Section 2.3. The Managing Member and the Officers may rely and shall be protected in relying on any notice or other document from an Economic Member or other Person if believed by it to be genuine.

Section 15.2 Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.4 Integration. This Agreement, together with the applicable Form of Adherence and Property Management Agreement and any applicable Series Designation, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 15.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 15.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 15.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto (which signature may be provided electronically) or, in the case of a Person acquiring an Interest, upon acceptance of its Form of Adherence.

Section 15.8 Applicable Law and Jurisdiction.

(a) This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware. Non-contractual obligations (if any) arising out of or in connection with this agreement (including its formation) shall also be governed by the laws of the State of Delaware. The rights and liabilities of the Members in the Company and each Series and as between them shall be determined pursuant to the Delaware Act and this Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Agreement than they would otherwise be under the Delaware Act in the absence of any such provision, or even if this Agreement is inconsistent with the Delaware Act, this Agreement shall control, except to the extent the Delaware Act prohibits any particular provision of the Delaware Act to be waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under the Delaware Act.

(b) Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby shall be brought in any state or federal court of competent jurisdiction located within the State of Delaware and each Member hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Each Member hereby waives the right to commence an action, suit or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby or thereby in any court outside of the State of Delaware. This Section 15.8(b) shall not apply to matters arising under the federal securities laws. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 11.1 will be deemed effective service of process on such party.

(c) EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS, EXCLUDING HOWEVER MATTERS ARISING UNDER FEDERAL SECURITIES LAW.

Section 15.9 **<u>Invalidity of Provisions</u>.** If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.10 **<u>Consent of Members</u>.** Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGING MEMBER:

COLLAB (USA) CAPITAL LLC

By: /s/ Qian Wang
Name: Qian Wang
Title: Chairman

COMPANY:

YSMD, LLC

By: Collab (USA) Capital LLC, its Managing Member

By: /s/ Qian Wang
Name: Qian Wang
Title: Chairman

YSMD, LLC

YSMD SERIES 150 PANORAMIC DESIGNATION

In accordance with the Series Limited Liability Company Agreement of YSMD, LLC (the "Company") dated July 1, 2024 (the "Agreement") and upon the execution of this designation by the Company and Collab (USA) Capital LLC in its capacity as Managing Member of the Company and Initial Member of YSMD - Series 150 Panoramic, a series of YSMD, LLC ("Series 150 Panoramic"), this exhibit shall be attached to, and deemed incorporated in its entirety into, the Agreement.

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	YSMD – Series 150 Panoramic, a series of YSMD, LLC
Effective date of establishment	July 1, 2024
Managing Member	Collab (USA) Capital LLC was appointed as the Managing Member of Series 150 Panoramic with effect from the date of the Agreement and shall continue to act as the Managing Member of Series 150 Panoramic until dissolution of Series 150 Panoramic pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X
Initial Member	Collab (USA) Capital LLC
Series 150 Panoramic	The Series 150 Panoramic shall comprise a residential property located at 150 Panoramic Way, Berkeley, California 94704, which will be acquired by Series 150 Panoramic upon the close of the offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series 150 Panoramic from time to time, as determined by the Managing Member in its sole discretion
Property Manager	Collab (USA) Capital LLC
Property Management Fee	As stated in Section 5.10
Purpose	As stated in Section 2.4
Issuance	Subject to Section 6.3(a)(i), the maximum number of Series 150 Panoramic Interests the Company can issue is 95%

Number of Series 150 Panoramic Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 5% through the Offering
Broker	Dalmore Group, LLC
Brokerage Fee	Up to 4.00% of the purchase price of the Interests from Series 150 Panoramic sold at the Initial Offering of the Series 150 Panoramic Interests (excluding the Series 150 Panoramic Interests acquired by any Person other than Investor Members)
Interest Designation	No Interest Designation shall be required in connection with the issuance of Series 150 Panoramic Interests
Voting	Subject to Section 3.5, the Series 150 Panoramic Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series 150 Panoramic Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement. The affirmative vote of the holders of not less than a majority of the Series 150 Panoramic Interests then Outstanding shall be required for: (a) any amendment to the Agreement (including this Series 150 Panoramic Designation) that would adversely change the rights of the Series 150 Panoramic Interests; (b) mergers, consolidations or conversions of Series 150 Panoramic or the Company; and (c) all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series 150 Panoramic Interests voting as a separate class. Notwithstanding the foregoing, the separate approval of the holders of Series 150 Panoramic Interests shall not be required for any of the other matters specified under Section 12.1
Splits	There shall be no subdivision of the Series 150 Panoramic Interests other than in accordance with Section 3.7

Sourcing Fee	No greater than $40,000, which may be waived by the Managing Member in its sole discretion
Renovation Management Fee	Up to 5.5% of total capital improvement cost for renovation management.
Asset Management Fee	A quarterly fee of 0.5% (2% annually) of the asset value of the Series.
Other rights	Holders of Series 150 Panoramic Interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series 150 Panoramic Interests
Officers	There shall initially be no specific officers associated with Series 150 Panoramic, although, the Managing Member may appoint Officers of Series 150 Panoramic from time to time, in its sole discretion
Aggregate Ownership Limit	As stated in Section 1.1
Minimum Interests	20 Interests per Member
Fiscal Year	As stated in Section 8.2
Information Reporting	As stated in Section 8.1(c)
Termination	As stated in Section 11.1(b)
Liquidation	As stated in Section 11.3
Amendments to this Exhibit	As stated in Article XII

MEMBERSHIP INTERESTS TRANSFER AGREEMENT

in relation to

150 PANORAMNIC WAY LLC

THIS AGREEMENT is made on the day of [ ], 2024 by and between the Parties set forth in Signature Page:

IT IS AGREED as follows:

1. Definitions and interpretation

1.1 Definitions

In this Agreement unless the context requires otherwise:

“Company” means the target company to be transferred which has been stated in Exhibit A;

"Completion" means completion of the transfer of the Transfer Membership Interests in accordance with clause 4;

"Encumbrance" means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

"Proceedings" means any proceeding, suit or action arising out of or in connection with this Agreement;

"Consideration" refers to the price corresponding to the equity transfer of the company stated in Exhibit A.

"Transfer Membership Interests" refers to the equity of the Company that the Seller intends to sell and the Buyer intends to subscribe for, which has been stated in Exhibit A.

"US$" means United States dollars, the lawful currency of the United States of America; and

1.2 Interpretation

In this Agreement, unless the context requires otherwise:

(a) the schedule to this Agreement forms part of this Agreement and shall have effect as if set out in full in the body of this Agreement;

(b) references to this Agreement or any provision of it or any other document are to this Agreement, that provision or that document as amended from time to time in accordance with the terms of this Agreement or that document or otherwise with the agreement of the relevant parties;

(c) references to any US legal term or any legal concept or thing shall in respect of any jurisdiction other than US be deemed to include what most nearly approximates in that jurisdiction to the US legal term;

2. Transfer of the Transfer Membership Interests

2.1 The Seller as legal and beneficial owner shall transfer to the Buyer and the Buyer (relying on the representations, warranties, undertakings and indemnities contained in this Agreement) shall accept the transfer of the Transfer Membership Interests free from all Encumbrances.

2.2 The Buyer shall not be obliged to complete the transfer of any of the Transfer Membership Interests unless the transfer of all the Transfer Membership Interests is completed simultaneously.

3. Consideration

3.1 The consideration for the transfer of the Transfer Membership Interests shall be the payment of the Purchase Price on Completion by the Buyer to the Seller.

4. Completion

4.1 Completion

Completion shall take place on the execution of this Agreement. Both parties agree that the registration and filing of the Transfer Membership Interests

4.2 Completion obligations

4.2.1 At Completion, the Seller shall deliver to or to the order of the Buyer or at such time as the name change is effected:

(a) a duly executed instrument of transfer in respect of the Transfer Membership Interests completed in favor of the Buyer (or as it may direct);

(b) all Membership Interests certificates in respect of the Transfer Membership Interests;

(c) all powers of attorney or other authorities (if any) under which the instrument of transfer in relation to the Transfer Membership Interests have been executed, together with such other documents as may be required to give a good title to the Transfer Membership Interests and to enable the Buyer or its nominees to become the registered holder of them; and

(d) such other documents as the Buyer may reasonably request.

(e) Notwithstanding the above mentioned ,both parties agree that the registration of equity change is not a necessary condition for the completion of the delivery. The seller agrees that from the date of signing this agreement, the ownership of the company and its corresponding dividend rights, income rights and beneficial interests belong to the Buyer. The Buyer is hereby granted the Seller, for the benefit of the Buyer and its successor, to hold, administer the Transferred Membership Interests and any dividends, interests, rights or benefits derived from or will be derived from such Transferred Membership Interests .The Seller agrees that if the Buyer intends to become an obvious Membership Interests holder,the Seller agrees to unconditionally cooperate with the Buyer to proceed the registration to related authority once the demand in writing has been issued to the Seller.

4.2.2 At Completion, the Buyer shall or at such time as the name change is effected:

(a) pay the Seller the Purchase Price; and

(b) deliver to the Seller a duly executed instrument of transfer in respect of the Transfer Membership Interests.

5. Entire agreement

5.1 This Agreement and any other documents referred to in this Agreement constitute the whole and only agreement between the parties relating to the subject matters hereof and, except if and only to the extent repeated in any of the documents referred to, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

5.2 Each party to this Agreement acknowledges that in entering into this Agreement and any other documents referred to in this Agreement on the terms set out therein, it is not relying upon any representation, warranty, promise or assurance made or given by the other party or any other person, whether or not in writing, at any time before the execution of this Agreement which is not expressly set out herein.

6. Further assurances

Each party to this Agreement shall from time to time, on being required to do so by the other party to this Agreement, now or at any time in the future, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to

such requesting party as that requesting party may reasonably consider necessary for giving full effect to this Agreement and securing to that requesting party the full benefit of the rights, powers and remedies conferred upon that requesting party in this Agreement.

7. Waivers and releases

7.1 The rights and remedies of each party to this Agreement are, except where expressly stated to the contrary, without prejudice to any other rights and remedies available to it. No neglect, delay or indulgence by any party in enforcing any provision of this Agreement shall be construed as a waiver and no single or partial exercise of any right or remedy of any party under this Agreement shall affect or restrict the further exercise or enforcement of any such right or remedy.

7.2 The liability of any party to this Agreement may in whole or in part be released, compounded or compromised and if the other party gives time or indulgence to the person under such liability, this shall in no way prejudice or affect that party's rights against any other person under the same or similar liability.

8. Miscellaneous

8.1 Alterations

No purported alteration of this Agreement or of any of the documents referred to in this Agreement shall be effective unless it is in writing, refers specifically to this Agreement and is duly executed by each party to it.

8.2 Counterparts

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one and the same instrument.

8.3 Costs

Except as provided in this Agreement, each of the parties to this Agreement shall pay its own respective legal and other costs and expenses in connection with the negotiation, preparation, execution and performance by it of this Agreement and all ancillary documents.

9. Governing law and submission to jurisdiction

9.1 This Agreement shall be governed by and construed in accordance with the laws the United States of America.

9.2 The parties to this Agreement irrevocably agree that the courts of the USA are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any Proceedings may be brought in such courts.

EXHIBIT A

Seller	**YRQ IRREVOCABLE TRUST**
Buyer	**YSMD, LLC – SERIES 150 PANORAMNIC**
Company	**150 PANORAMNIC WAY LLC**
Transfer Membership Interests	**100% Membership Interests of the Company (150 PANORAMNIC LLC) legally and beneficially owned by the Seller as the context requires**

SIGNATURE PAGE

THIS AGREEMENT has been executed on the date stated at the beginning.

____

Authorized Signature
Name:
Title:

on behalf of

SDZ-US-1_2020 Irrevocable Trust

____

Authorized Signature
Name:
Title:

on behalf of

YSMD, LLC – SERIES 150 PANORAMNIC LLC

PROPERTY MANAGEMENT AGREEMENT

BETWEEN

COLLAB (USA) CAPITAL LLC

AND

SERIES 150 PANORMIC

This PROPERTY MANAGEMENT AGREEMENT (this "**Agreement**"), dated as of ____________, is entered into between Collab (USA) Capital LLC, a Delaware limited liability company (the "**Property Manager**"), and Series 150 Panoramic (the "**Company**").

RECITALS

WHEREAS, the Company seeks to invest in the Asset (as defined in the Appendix hereto) in accordance with the terms and conditions of the Series Limited Liability Company Agreement, dated as of August 12, 2022 of YSMD, LLC, a series limited liability company organized under the laws of the State of Delaware and the sole member of the Company, and the Series Designation (as defined therein) for the YSMD – Series 150 Panormic as attached thereto, as amended and restated from time to time (the "**Operating Agreement**");

WHEREAS, pursuant to the Operating Agreement, the managing member of the Company (the "**Managing Member**") shall be responsible for the acquisition, management and disposition of the Asset as well as the business of the Company;

WHEREAS, the Company desires to avail itself of the advice and assistance of the Property Manager and to appoint and retain the Property Manager as the property manager to the Company with respect to the Assets; and

WHEREAS, the Property Manager wishes to accept such appointment;

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

1. Appointment of Property Manager; Acceptance of Appointment. The Company hereby appoints the Property Manager as property manager to the Company for the purpose of managing the Asset. The Property Manager hereby accepts such appointment.

2. Authority of the Property Manager.

(a) Except as set forth in Section 2(e) below and any guidance as may be established from time to time by the Managing Member of the Company, the Property Manager shall have sole authority and complete discretion over the care, custody, maintenance and management of the Asset and to take any action that it deems necessary or desirable in connection therewith.

(b) The Property Manager shall devote such time to its duties under this Agreement as may be deemed reasonably necessary by the Property Manager in light of the understanding that such duties are expected to be performed only at occasional or irregular intervals.

(c) The Property Manager may delegate all or any of its duties under this Agreement to any Person who shall perform such delegated duties under the supervision of the Property Manager on such terms as the Property Manager shall determine.

(d) Notwithstanding any other provision of this Agreement to the contrary, the Property Manager shall not have the authority to:

(i) acquire any asset or service for an amount equal to or greater than 1% of the value of the Asset as of such date, individually, or 3% of the value of the Asset as of such date, in the aggregate without the prior consent of the Managing Member of the Company; or

(ii) sell, transfer, encumber or convey the Asset, *provided*, *however*, that the Property Manager may deliver to the Managing Member of the Company any offers received by the Property Manager to purchase the Asset and any research or analysis prepared by the Property Manager regarding the potential sale of the Asset, including, without limitation, market analysis, survey results or information regarding any inquiries received and information regarding potential purchasers.

3. Cooperation. The Property Manager agrees to use reasonable efforts to make appropriate personnel available for consultation with the Company on matters pertaining to the Asset and to consult with the Managing Member of the Company regarding property management decisions with respect to the Asset prior to execution. The Managing Member of the Company may make any reasonable request for the provision of information or for other cooperation from the Property Manager with respect to its duties under this Agreement, and the Property Manager shall use reasonable efforts to comply with such request, including, without limitation, furnishing the Company with such documents, reports, data and other information as the Managing Member of the Company may reasonably request regarding the Asset and the Property Manager's performance hereunder or compliance with the terms hereof.

4. Representations and Warranties. Each party hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party.

5. Limitation of Liability; Indemnification.

(a) None of the Property Manager, its affiliates, or any of their respective directors, members, stockholders, partners, officers, employees or controlling persons (collectively, "**Managing Parties**") shall be liable to the Company for (i) any act or omission performed or failed to be performed by any Managing Party (other than any criminal wrongdoing) arising from the exercise of such Managing Party's rights or obligations hereunder, or for any

losses, claims, costs, damages, or liabilities arising therefrom, in the absence of criminal wrongdoing, willful misfeasance or gross negligence on the part of such Managing Party, (ii) any tax liability imposed on the Company or the Asset, or (iii) any losses due to the actions or omissions of the Company or any brokers or other current or former agents or advisers of the Company.

(b) To the fullest extent permitted by applicable law, the Company will indemnify the Property Manager and its Managing Parties against any and all losses, damages, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) and amounts paid in settlement (collectively, "**Losses**") to which such person may become subject in connection with any matter arising out of or in connection with this Agreement, except to the extent that any such Loss results solely from the acts or omissions of a Managing Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Managing Party's fraud, willful misconduct or gross negligence. If this Section 5 or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, the Company shall nevertheless indemnify the Managing Party for any Losses incurred to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(c) The Property Manager gives no warranty as to the performance or profitability of the Asset or as to the performance of any third party engaged by the Property Manager hereunder.

(d) The Property Manager may rely upon and shall be protected in acting or refraining from action upon any instruction from, or document signed by, any authorized person of the Company or other person reasonably believed by the Property Manager to be authorized to give or sign the same whether or not the authority of such person is then effective.

6. Assignments. This Agreement may not be assigned by either party without the consent of the other party. In performing its obligations under this Agreement, the Property Manager may, at its discretion, delegate any or all of its rights, powers and functions under this Agreement to any Person in accordance with section 2(d) without the need for the consent of the Company, provided that the Property Manager's liability to the Company for all matters so delegated shall not be affected by such delegation.

7. Compensation and Expenses.

(a) As compensation for services performed by the Property Manager under this Agreement, and in consideration therefor, the Company will pay a property management fee (the "**Property Management Fee**") to the Property Manager calculated in accordance with Appendix B hereto.

(b) Except as set forth in Section 5, the Company will bear all expenses of the Asset and shall reimburse the Property Manager for any such expenses paid by the Property Manager on behalf of the Company together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the

Property Manager in its sole discretion ("**Operating Expenses Reimbursement Obligation**"); *provided*, *however*, that the Company shall not pay or reimburse the Property Manager for the ordinary overhead and administrative expenses of the Property Manager, including, without limitation, all costs and expenses on account of rent, utilities, insurance, office supplies, office equipment, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, travel, entertainment, salaries and bonuses, as well as costs related to ongoing property inspections, guest relations services, cleaning scheduling, inventory management, and vendor and repair scheduling, which in each case shall be borne by the Property Manager.

(c) Each party will bear its own costs relating to the negotiation, preparation, execution and implementation of this Agreement.

8. Services to Other Clients; Certain Affiliated Activities.

(a) The relationship between the Property Manager and the Company is as described in this Agreement and nothing in this Agreement, none of the services to be provided pursuant to this Agreement, nor any other matter, shall oblige the Property Manager to accept responsibilities that are more extensive than those set forth in this Agreement.

(b) The Property Manager's services to the Company are not exclusive. The Property Manager may engage in other activities on behalf of itself, any other Managing Party and other clients (which, for the avoidance of doubt, may include other series of the Company). The Company acknowledges and agrees that the Property Manager may, without prior notice to the Company, give advice to such other clients. The Property Manager shall not be liable to account to the Company for any profits, commission or remuneration made or received in respect of transactions effected pursuant to the Property Manager's advice to another client and nor will the Property Manager's fees be abated as a result.

9. Duration and Termination. Unless terminated as set forth below, this Agreement shall continue in full force and effect until one year after the date on which the Asset has been liquidated and the obligations connected to such Asset (including, without limitation, contingent obligations) have terminated or, if earlier, the removal of Collab (USA) (Capital) LLC, as Managing Member of the Company. Either party may terminate this Agreement immediately upon a material breach of the Agreement by the other party, without penalty or other additional payment, except that the Company shall pay the Property Management Fee of the Property Manager referred to in Section 7, pro-rated to the date of termination, together with all amounts outstanding under any Operating Expenses Reimbursement Obligation. Termination shall not affect accrued rights, and the provisions of Sections 4, 5, 7 (with respect to any accrued but unpaid fees and expenses), 8, 9, 11, 14 and 16 hereof shall survive the termination of this Agreement.

10. Power of Attorney. For so long as this Agreement is in effect, the Company constitutes and appoints the Property Manager, with full power of substitution, its true and lawful attorney-in-fact and in its name, place and stead to carry out the Property Manager's obligations and responsibilities to the Company under this Agreement, solely with respect to the Asset.

11. Notices. Except as otherwise specifically provided herein, all notices shall be deemed duly given when sent in writing by registered mail, overnight courier or email to the appropriate party at the following addresses, or to such other address as shall be notified in writing by that party to the other party from time to time:

If to the Company:

YSMD – Series 150 Panoramic
745 5th Avenue, Suite 500
New York, New York 10151
Attention: Qian Wang
Email: qian.wang@collabhome.io

If to the Property Manager:

Collab (USA) Capital LLC
745 5th Avenue, Suite 500
New York, New York 10151
Attention: Qian Wang
Email: qian.wang@collabhome.io

12. Independent Contractor. For all purposes of this Agreement, the Property Manager shall be an independent contractor and not an employee or dependent agent of the Company nor shall anything herein be construed as making the Company a partner or co-venturer with the Property Manager, any other Managing Party or any of its other clients. Except as expressly provided in this Agreement or as otherwise authorized in writing by the Company, the Property Manager shall have no authority to bind, obligate or represent the Company.

13. Entire Agreement; Amendment; Severability. This Agreement states the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior agreements relating to the subject matter hereof, and may not be supplemented or amended except in writing signed by the parties. If any provision or any part of a provision of this Agreement shall be found to be void or unenforceable, it shall not affect the remaining part, which shall remain in full force and effect.

14. Confidentiality. All information furnished or made available by the Company or the Company to the Property Manager hereunder, or by the Property Manager to the Series or the Company hereunder, shall be treated as confidential by the Property Manager, or the Series and the Company, as applicable, and shall not be disclosed to third parties except as required by law or as required in connection with the execution of transactions with respect to the Asset and except for disclosure to counsel, accountants and other advisors.

15. Definitions. Words and expressions which are used but not defined in this Agreement shall have the meanings given to them in the Operating Agreement.

16. Governing Law; Jurisdiction.

(a) This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware.

(b) The parties irrevocably agree that the Court of Chancery of the State of Delaware is to have the exclusive jurisdiction to settle any disputes which may arise out of in connection with this Agreement and accordingly any suit, action or proceeding arising out of or in connection with this Agreement shall be brought in such courts.

17. Counterparts. This Agreement may be executed in one or more counterparts with the same force and effect as if each of the signatories had executed the same instrument.

[*signature page follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly appointed agents so as to be effective on the day, month and year first above written.

PROPERTY MANAGER:

COLLAB (USA) CAPITAL LLC

By: ___________________________
Name:
Title:

YSMD – SERIES 150 PANORMIC

By: YSMD – SERIES 150 PANORAMIC, a series of YSMD, LLC, its managing member

By: Collab (USA) Capital LLC, its managing member

By: _________________________________
Name:
Title:

APPENDIX A

The Assets

The Assets shall comprise a residential property located at 150 Panoramic Way, Berkeley, CA 94704

APPENDIX B

Management Fees and Costs

Property Management Fee :	8% of Gross Receipts paid monthly in arrears for property management.
Asset Management Fee:	Up to 0.5% (2% annualized) of the Asset Value of a Series
Renovation Management Fee (if applicable) :	Up to 5.5% of total capital improvement cost for renovation management.
Sourcing Fee:	Up to 5% of the contractual purchase price of the relevant property acquired by the Series
Disposition Fee :	2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.



INVEST IN **COLLAB - 150 PANORAMIC**

A real estate partner you can trust

collabhome.io Berkeley, CA

Highlights

1. Featured Property: 150 Panoramic Way, Berkeley, CA - steps from UC Berkley
2. 100% Occupied for 2024 Leasing Season
3. 4x Rental Growth Since Acquisition

4 https://www.collabhome.io

Featured Investor

Yuan Wang

Invested $5,000

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"Student housing real estate investment is one of the most compelling and resilient strategies for building long-term financial wealth. With consistent demand, predictable cash flow, and the ability to deliver both income and appreciation, this asset class has proven to be especially attractive to investors seeking stable returns with growth potential. Collab has built a strong and diversified portfolio in this sector, with a clear focus on value creation and long-term impact. As someone actively involved in this space, I've been impressed by the strategic discipline and execution Collab has demonstrated in acquiring and managing high-potential student housing properties in top-tier university markets. One of the most exciting examples in Collab's current portfolio is 150 Panoramic Way in Berkeley, California. This property represents a textbook value-add opportunity for real estate investors. Located in the heart of one of the fastest-growing and most supply-constrained student housing markets in the country, 150 Panoramic offers significant upside through thoughtful renovation, repositioning, and the implementation of Collab's innovative operational model. Berkeley, home to the University of California's flagship campus, has seen rising enrollment, increasing demand for quality housing, and limited new supply—making it a prime market for long-term investment. What makes the opportunity even more compelling is the way Collab opens access to this sector. Through its real estate crowdfunding investment platform, Collab enables a broad range of investors—including those who may not traditionally have access to commercial real estate deals—to participate in institutional-grade projects. By lowering the barriers to entry and streamlining the investment process, Collab empowers everyday investors to benefit from the same wealth-building strategies once reserved for large institutions and private equity firms. But what truly sets Collab apart is its community-based property management system—a disruptive and forward-thinking approach that redefines how multifamily real estate is operated. At its core, this system is designed to maximize operational efficiency while creating a more empowered and engaged resident experience. Rather than treating tenants as passive customers, Collab integrates them into the value chain by offering income-generating opportunities within their living environment. Residents can earn income by participating in day-to-day operations—ranging from maintenance coordination and community engagement to event planning and property upkeep. This not only reduces staffing costs and increases responsiveness,

but also fosters a sense of ownership, responsibility, and belonging among tenants. In return, properties run more smoothly, resident satisfaction improves, and property values rise. It's a virtuous cycle of alignment between investors, operators, and tenants. This model is especially well-suited for student housing, where residents often seek flexible income opportunities and thrive in community-driven environments. By integrating technology, performance incentives, and decentralized workflows, Collab has turned property management into a participatory ecosystem—making the experience of living in a property part of the asset's value proposition itself. As an investor and supporter of Collab's vision, I believe this is the future of real estate management. The combination of high-growth assets, accessible investment structures, and a disruptive operational model positions Collab as a leader in the evolution of the real estate industry. In a market where returns are increasingly driven by innovation, execution, and community impact, Collab offers a rare blend of all three. Whether you're an experienced real estate investor or someone looking to diversify your portfolio, Collab's approach to student housing offers a compelling opportunity to build long-term value in a rapidly transforming sector."

Our Team



Qian Wang Founder/Chairman

An alumnus of MIT and Harvard, spent 22 years building and operating $3.1 billion in real-estate projects across China and the United States with top-tier partners.



Aileen Lai Managing Partner

MIT alumna and licensed CPA—has eight years of real-estate accounting and portfolio-management experience guiding $2 billion in assets.



Peter Sheng Director of Asset & Property Management

Master's-trained urban designer—has spent seven years boosting operational efficiency and returns, most recently steering a 1.6 million-sq-ft, $200 million portfolio.



Gareth Vereb Chief Product Officer

PMP, CSM and cum-laude MBA in FinTech—brings 16 years of steering telecom, real-estate and fintech portfolios through complex technical and digital product

launches.

Invest in Recession-Resilient Real Estate with Collab

Collab is redefining real estate investment by bringing institutional-quality student housing opportunities to everyday investors. Now, you can co-own an income-generating property in one of the most resilient real estate sectors for as little as $100.

Asset Under Management	Total Annual Rental Revenue 2023	As Seen On
$67 million+	$3 million+	MIT Center for Real Estate, BENZINGA, yahoo! finance, propmodo

Why Invest in Collab?

$67M+ in Assets Under Management

With a growing portfolio of high-performing student housing properties, Collab is building a new future for real estate investment.

$3M+ in Annual Rental Revenue

We collect millions in rent every year, generating consistent, reliable returns for investors.

Get Paid Every Month

When tenants pay rent, you earn distributions. It's that simple.

Recession-Resilient Real Estate

Student housing is one of the most stable real estate sectors, with high occupancy rates and strong rental demand year after year.

Institutional-Quality Real Estate, Now for Everyone

Until now, high-yield real estate was reserved for large investors. With Collab, anyone can invest in premium student housing—starting at just $100.


Consistent Double Digit for Revenue Growth
Number of Income - Producing Property:
7 Properties in Berkeley CA
1 Property in Boston MA
1 Property in New Brunswick NJ
Number of Tenants:
241 in Berkeley CA
12 in Boston MA
13 in New Brunswick NJ
Property Rental Revenue ($000)
Property Management Expense ($000)
Property Management Op. Margin
Note: "Property Management Expense" refers to the costs incurred by the property management company; "Property Management Op. Margin" reflects the operating margin for the property management company.
$2,172
$2,549
$2,942
38%
40%
43%
$108
$122
$134
2021
2022
2023
$2.9M
2023 Rental Revenue
16%
2 Year Rental Revenue CAGR
43%
2023 Property Management Operating Margin

Good for Investors. Good for Tenants.

Collab has eliminated unnecessary middlemen, making student housing more efficient than ever.

- No costly leasing agents
- No overpriced contractors
- Lower costs = better returns for investors & better living experiences for tenants

Full Transparency & Real Ownership

When you invest in Collab, you co-own the property—it's your asset. We provide full transparency into property performance, revenue, and operations, ensuring you always know where your money is going.

Recession proof student housing assets

Access to institutional-quality real estate

$100 investment entry point

Community-Powered building management

A New Vision Built on Decades of Experience

Collab was built by real estate experts who have spent decades working to make property investment better.

Our community-powered model allows investors, tenants, and others to earn money by completing tasks, supporting operations, and keeping costs low. This reduces overhead, increases returns, and creates stronger, more engaged communities.

We believe everyone deserves access to high-quality, income-generating real estate—not just institutions. Collab is making that a reality.

The 150 Panoramic Way Success Story

150 Panoramic Way is a multi-family property built in 1964, featuring 5 units with a total of 9 bedrooms. Situated steps from the UC Berkeley, it offers residents convenient access to campus and boasts views of the San Francisco Bay, enhancing its appeal to students and professionals seeking proximity to the university and city amenities.

INVESTMENT STRATEGY

INVESTMENT STRATEGY

After acquiring the property, we converted four 1-bedroom units into 2-bedroom units, remodeled interiors, and improved outdoor amenities to significantly enhance the property's appeal. We also implemented Collab's community-based property management model to optimize operations and tenant engagement.

PERFORMANCE HIGHLIGHT

Stabilized Occupancy: During the 2024 leasing season, we brought occupancy from 40% at acquisition to 100%, This success was driven primarily by our community-based property management model, which effectively engaged tenants to optimize the leasing process.

Rental Growth: Monthly rent increased from $3,450 at acquisition to $13,333 after renovations, driven by unit conversions and the increase of the occupancy rate.

Attractive Returns: The property achieved a cash-on-cash return of 7.47%.